    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2000


                                                      REGISTRATION NO. 333-45482
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                           3674                          77-0554122
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)


                      ALLIANCE FIBER OPTIC PRODUCTS, INC.
                           735 NORTH PASTORIA AVENUE
                              SUNNYVALE, CA 94085
                                 (408) 736-6900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 PETER C. CHANG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      ALLIANCE FIBER OPTIC PRODUCTS, INC.
                           735 NORTH PASTORIA AVENUE
                              SUNNYVALE, CA 94085
                                 (408) 736-6900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             GABRIELLA A. LOMBARDI                               PAUL C. PRINGLE
                 MARY A. HELVEY                                  BROWN & WOOD LLP
             P. CHRISTINE LILLQUIST                     555 CALIFORNIA STREET, SUITE 5000
         PILLSBURY MADISON & SUTRO LLP                       SAN FRANCISCO, CA 94104
              2550 HANOVER STREET
              PALO ALTO, CA 94304

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages and the sections entitled "Underwriting." Pages to be included in the International Prospectus and not the U.S. Prospectus are marked "Alternate Page."

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION,


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 1, 2000


PROSPECTUS

                                4,500,000 SHARES



                      ALLIANCE FIBER OPTIC PRODUCTS, INC.


                      [ALLIANCE FIBER OPTIC PRODUCTS LOGO]
                                  COMMON STOCK
                             ----------------------


       This is Alliance Fiber Optic Products' initial public offering. Alliance Fiber Optic Products is selling all of the shares. The U.S. underwriters are offering 4,050,000 shares in the U.S. and Canada and the international managers are offering 450,000 shares outside the U.S. and Canada.


       We expect the public offering price to be between $11.00 and $13.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "AFOP."

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................      $                    $
Underwriting discount.......................................      $                    $
Proceeds, before expenses, to Alliance Fiber Optic
  Products..................................................      $                    $


       The U.S. underwriters may also purchase up to an additional 607,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 67,500 shares.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about             , 2000.
                             ----------------------

MERRILL LYNCH & CO.
                       U.S. BANCORP PIPER JAFFRAY
                                            WIT SOUNDVIEW
                                                            SG COWEN
                             ----------------------

               The date of this prospectus is             , 2000.

                              [INSIDE FRONT COVER]


On the left-hand side of the page is a large photograph depicting a row of our DWDM modules with fibers extending upwards.

At the top of the right-hand side of the page is a small photograph of a globe encircled with interconnects and couplers. Underneath this photograph is a vertical list of our component groups, as follows: Optical Path Integration Solution Products (OPIS(TM)), Optical Amplifier Products, Wavelength Management Products and Advanced Optical Devices.

Our company name appears beneath the large photograph depicting the DWDM modules. Beneath our company name appears the phrase "THE ART AND SCIENCE OF FIBER OPTICS".

Our logo appears at the bottom right side of the page.

                                   [GATEFOLD]


The phrase "BROAD EXPERTISE ACROSS MULTIPLE PRODUCT LINES" runs across the top of the two pages of the gatefold. The gatefold is divided into four sections. Each section contains several product photographs.

The top left section pertains to Optical Path Intergation Solution (OPIS(TM)) Products and contains photographs of two coupler modules, two splitters and interconnects. The bottom left section, depicting optical amplifier products, contains photographs of couplers and a filter. The upper right section depicts wavelength management products and contains photographs of modules and a filter. The bottom right section, depicting advanced optical devices, contains photographs of manual and automatic variable optical attenuators.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Information Regarding Forward-Looking Statements............   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   31
Management..................................................   43
Certain Relationships and Related Party Transactions........   50
Principal Stockholders......................................   52
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   57
Material United States Federal Tax Consequences to
  Non-United States Holders.................................   59
Underwriting................................................   62
Legal Matters...............................................   66
Experts.....................................................   66
Where You Can Find Additional Information...................   66
Index to Consolidated Financial Statements..................  F-1


                             ----------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

       OPIS is a trademark of Alliance Fiber Optic Products. All other trademarks and trade names appearing in this prospectus are the property of their respective holders. The inclusion of other companies' brand names and products in this prospectus is not an endorsement of Alliance Fiber Optic Products. These companies are not involved with the offering of our securities.

                               PROSPECTUS SUMMARY

       This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 4 and the consolidated financial statements, related notes and other financial data, included elsewhere in this prospectus, before making an investment decision.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

       We design, manufacture and market a broad range of high performance fiber optic components, and integrated modules incorporating these components, for leading and emerging communications equipment manufacturers. We offer a broad range of products including interconnect devices that are used to connect optical fibers and components, couplers and splitters that are used to divide and combine optical power, and dense wavelength division multiplexing, or DWDM, devices that separate and combine multiple specific wavelengths. Our emphasis on design for manufacturing and our comprehensive manufacturing expertise enable us to produce our products efficiently and in volume quantities. Our product scope and ability to integrate our components into optical modules enable us to satisfy a wide range of customer requirements throughout the optical networking market. Our customers deploy our products in long-haul networks, which connect cities, metropolitan networks, which connect areas within cities, and last mile access networks, which connect to individual businesses and homes. Our ten largest customers for the 12 months ended September 30, 2000 include a diverse group of equipment manufacturers consisting of Alcatel, ANTEC, Avanex, Gruber, JDS Uniphase, Marconi Communications, Moon, NORDX/CDT, Ortronics and Tyco Electronics.

       Communications service providers increasingly rely on fiber optic technology to meet the rising demand for data-carrying capacity, or bandwidth, in telecommunications networks. Next generation optical networks require advanced systems and a large number of components to provide necessary bandwidth and connectivity.

       Our objective is to become a leading supplier of fiber optic components and integrated modules for metropolitan and last mile access optical networks. As key elements of our strategy, we intend to:

       - leverage our existing customer relationships and establish new customers;

       - offer innovative product solutions to meet our customers' requirements;

       - broaden our intellectual property portfolio and advance our product line;

       - expand our manufacturing capacity and refine our manufacturing processes;

       - strengthen sales and marketing efforts in the metropolitan and last mile access markets; and

       - pursue strategic acquisitions to expand our technology and product offerings.

                             CORPORATE INFORMATION

       We were incorporated in California in December 1995. In October 2000, we reincorporated in Delaware as Alliance Fiber Optic Products, Inc. Our principal executive offices and primary research facilities are located at 735 North Pastoria Avenue, Sunnyvale, California 94085 and our telephone number at that location is (408) 736-6900.

                                  THE OFFERING


Common stock offered by Alliance Fiber Optic
  Products
     U.S. offering..............................  4,050,000 shares
     International offering.....................  450,000 shares
       Total....................................  4,500,000 shares
Shares outstanding after this offering..........  34,706,667 shares
Use of proceeds.................................  We expect to use the net proceeds of the offering for general corporate purposes, including expansion
                                                  of our manufacturing operations, sales and
                                                  marketing activities, research and development and
                                                  working capital, and repayment of an aggregate of
                                                  $694,000 of indebtedness. We also may use a portion
                                                  of the net proceeds of this offering for the
                                                  acquisition of complementary businesses, products
                                                  or technologies. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..........  AFOP


       Unless otherwise stated, all information in this prospectus assumes:


       - the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering; and



       - no exercise of the over-allotment option granted to the underwriters.



       The number of shares of common stock to be outstanding immediately after this offering is based upon shares of common stock outstanding as of September 30, 2000 and excludes:



       - 2,739,700 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2000, at a weighted average price of $0.81 per share; and



       - 5,053,633 shares of common stock available for future issuance under our 1997 Stock Plan, 2000 Stock Incentive Plan and 2000 Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                   NINE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                                      ----------------------------------------    -------------------
                                                       1996       1997       1998       1999       1999        2000
                                                      -------    -------    -------    -------    -------    --------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................................    $ 4,774    $ 5,263    $ 4,906    $ 7,551    $ 5,050    $ 13,375
Gross profit......................................        751      1,701      2,149      2,640      1,749       5,248
Income (loss) from operations.....................        171         26       (742)    (1,455)    (1,078)     (5,030)
Net income (loss).................................        126         65       (388)    (1,271)      (935)     (4,662)
Deemed preferred stock dividend...................         --         --         --         --         --     (14,758)
Net income (loss) attributable to common
  stockholders....................................        126         68       (388)    (1,271)      (935)    (19,420)
Net income (loss) per share attributable to common
  stockholders:
  Basic...........................................    $  0.04    $  0.02    $ (0.11)   $ (0.31)   $ (0.24)   $  (3.68)
  Diluted.........................................       0.01         --      (0.11)     (0.31)     (0.24)      (3.68)
Shares used in computing net income (loss) per
  share:
  Basic...........................................      3,600      3,600      3,600      4,080      3,972       5,284
  Diluted.........................................     19,972     19,972      3,600      4,080      3,972       5,284
Pro forma net income (loss) per share attributable
  to common and preferred stockholders
  (unaudited):
  Basic and diluted...............................                                     $ (0.07)              $  (0.73)
Shares used in computing pro forma net income
  (loss) per share (unaudited):
  Basic and diluted...............................                                      19,480                 26,667



                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $30,137      $78,413
Working capital.............................................   33,359       81,635
Total assets................................................   44,364       92,640
Long-term liabilities, less current portion.................      621          192
Mandatorily redeemable convertible preferred stock..........   37,556           --
Total stockholders' equity..................................    1,054       87,580


       The preceding table presents a summary of our balance sheet data as of September 30, 2000:

       - on an actual basis;


       - on a pro forma as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 22,400,000 shares of common stock, and to the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discount and estimated offering expenses.


       See note 1 of notes to consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

       Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all previously outstanding shares of convertible preferred stock into common stock as if the stock had been converted immediately upon its issuance.

                                  RISK FACTORS

       You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUES IN THE FUTURE TO ACHIEVE AND SUSTAIN PROFITABILITY.

       We have incurred losses for the last two fiscal years and expect that our net losses and negative cash flow will continue for the foreseeable future as we continue to invest in our business. We incurred net losses of $388,000 in 1998, $1.3 million in 1999, and $4.7 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $6.1 million.

       We have recently expanded our manufacturing facilities, and we expect to continue to incur significant and increasing expenses for expansion of our manufacturing operations, research and development, sales and marketing, and administration, and in developing direct sales and distribution channels. In particular, given our early stage of development, our increasing operating expenses and the rate at which competition in our industry is intensifying, we may not be able to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, to achieve and maintain profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. We may not be able to achieve and sustain profitability on a quarterly or an annual basis.

OUR QUARTERLY AND ANNUAL FINANCIAL RESULTS HAVE HISTORICALLY FLUCTUATED DUE PRIMARILY TO INTRODUCTION OF, DEMAND FOR, AND SALES OF OUR PRODUCTS, AND FUTURE FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO DECLINE.

       We believe that period to period comparisons of our operating results are not a good indication of our future performance. Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a number of factors. For example, the timing and expenses associated with product introductions, the timing and extent of product sales and the mix of products sold have caused our operating results to fluctuate in the past. Because we incur operating expenses based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing revenues could significantly harm our quarterly results of operations. Other factors, many of which are more fully discussed in other risk factors below, may also cause our results to fluctuate. Many of the factors which may cause our results to fluctuate are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could significantly decline.

OUR OPTICAL PATH INTEGRATION AND OPTICAL AMPLIFIER PRODUCTS HAVE HISTORICALLY REPRESENTED ALL OF OUR REVENUES, AND IF WE ARE UNSUCCESSFUL IN COMMERCIALLY SELLING OUR THIN-FILM FILTER-BASED PRODUCTS, OUR BUSINESS WILL BE SERIOUSLY HARMED.

       Sales of our optical path integration solution, or OPIS, and optical amplifier products accounted for most of our revenues in the nine months ended September 30, 2000 and substantially all of our historical revenues. We expect to substantially depend on these products for our near-term revenues. Any significant decline in the price of, or demand for, these products, or failure to increase their market acceptance, would seriously harm our business. In addition, we believe that our future growth and a significant portion of our future revenues will depend on the commercial success of our thin-film filter-based products, which we only began shipping commercially in July 2000. If our target customers do not widely adopt, purchase and successfully deploy our new products, our revenues may not grow significantly and our business will be seriously harmed.

WE WILL NOT ATTRACT NEW ORDERS FOR OUR FIBER OPTIC COMPONENTS UNLESS WE CAN DELIVER SUFFICIENT QUANTITIES OF OUR PRODUCTS TO OPTICAL COMMUNICATIONS EQUIPMENT MANUFACTURERS.

       Communications service providers and optical systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver quantities of our products to satisfy a customer's anticipated needs, we will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. Our manufacturing operations are currently operating near capacity and we are presently able to fill our customers' orders. However, if we do not increase our manufacturing capacity to meet the production requirements of our customers in the future, growth of our business will be negatively impacted. We are just beginning to receive orders for significant quantities of our DWDM products while simultaneously increasing our manufacturing capacity for those products. We would be unable to fill large orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products.

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTIES TO SUPPLY KEY MATERIALS, COMPONENTS AND EQUIPMENT, SUCH AS FERRULES AND LENSES, AND IF WE ARE NOT ABLE TO OBTAIN SUFFICIENT QUANTITIES OF THESE ITEMS AT ACCEPTABLE PRICES, OUR ABILITY TO FILL ORDERS WOULD BE LIMITED AND OUR OPERATING RESULTS COULD BE HARMED.

       We depend on third parties to supply the raw materials and components we use to manufacture our products. To be competitive, we must obtain from our suppliers, on a timely basis, sufficient quantities of raw materials and components at acceptable prices. We obtain most of our critical raw materials and components from a single or limited number of suppliers and generally do not have long-term supply contracts with them. As a result, our suppliers could terminate the supply of a particular material or component at any time without penalty. Finding alternative sources may involve significant expense and delay, if these sources can be found at all. Difficulties in obtaining raw materials or components in the future may delay or limit our product shipments which could result in lost orders, increase our costs, reduce our control over quality and delivery schedules and require us to redesign our products. If a supplier became unable or unwilling to continue to manufacture or ship materials or components in required volumes, we would have to identify and qualify an acceptable replacement. A delay or reduction in shipments or any need to identify and qualify replacement suppliers would harm our business. In this regard, we are experiencing difficulties in obtaining ferrules used in our OPIS line of products. The difficulties have typically resulted from demand for ferrules within the industry exceeding the capacity of suppliers. We believe shortages of ferrules have limited our growth. In the future, if we are unable to obtain sufficient ferrules to meet increasing demand for products incorporating these ferrules, potential growth of our business will be impeded. In addition, all of our graded index, or GRIN, lenses, which are incorporated into substantially all of our filter-based DWDM products, are obtained from Nippon Sheet Glass.

       We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing process. In periods of high market demand, the lead times from order to delivery of this equipment could be significant. Delays in the delivery of this equipment or increases in the cost of this equipment could harm our operating results.

WE DEPEND ON KEY PERSONNEL TO OPERATE OUR BUSINESS EFFECTIVELY IN THE RAPIDLY CHANGING FIBER OPTIC COMPONENTS MARKET, AND IF WE ARE UNABLE TO HIRE APPROPRIATE MANAGEMENT AND TECHNICAL PERSONNEL, OUR ABILITY TO DEVELOP OUR BUSINESS COULD BE HARMED.

       Our success depends to a significant degree upon the continued contributions of the principal members of our technical sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. We particularly depend upon the continued services of our executive officers, particularly Peter Chang, our Chief Executive Officer, David Hubbard, our Vice President, Sales and Marketing, and other key engineering, sales, marketing, finance, manufacturing and support personnel. In addition, we depend upon the continued services of key management personnel at our Taiwanese subsidiary. None of our officers or key employees is bound by an employment agreement for any specific term, and may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees.

       As a result of the expansion of our operations, we must hire a significant number of additional engineering, technical sales, marketing and manufacturing personnel. Hiring technical sales personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is intense, particularly in Northern California. We may also have difficulty hiring skilled engineers at our manufacturing facility in Taiwan. If we are not successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, our business may be harmed.

THE MARKET FOR FIBER OPTIC COMPONENTS IS HIGHLY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY OUR REVENUES COULD DECLINE.


       The market for fiber optic components is intensely competitive. We believe that our principal competitors are the major manufacturers of optical components and integrated modules, including vendors selling to third parties and business divisions within communications equipment suppliers. Our principal competitors in the components market include Avanex Corporation, Corning, DiCon Fiberoptics, Gould, JDS Uniphase, which recently acquired E-TEK Dynamics and announced its intended acquisition of SDL, Lucent, Luminent, New Focus, Nortel, Oplink, Stratos Lightwave and Tyco Electronics. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with niche companies that offer a more limited product line. Competitors in any portion of our business may also rapidly become competitors in other portions of our business. In addition, our industry has recently experienced significant consolidation, and we anticipate that further consolidation will occur. This consolidation has further increased competition.


       Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing, manufacturing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, to negotiate lower prices on raw materials and components, or to deliver competitive products at lower prices.


       Several of our existing and potential customers are also current and potential competitors of ours. These companies may develop or acquire additional competitive products or technologies in the future and subsequently reduce or cease their purchases from us. Three of our top ten customers are also competitors and accounted for 17.5% of our revenues in the 12 months ended September 30, 2000. In light of the consolidation in the optical networking industry, we also believe that the size of suppliers will be an increasingly important part of a purchaser's decision-making criteria in the future. We may not be able to compete successfully with existing or new competitors, nor can we ensure that the competitive pressures we face will not result in lower prices for our products, loss of market share, or reduced gross margins, any of which could harm our business.


       New and competing technologies are emerging due to increased competition and customer demand. The introduction of products incorporating new or competing technologies or the emergence of new industry standards could make our existing products noncompetitive. For example, there are technologies for the design of wavelength division multiplexers that compete with the technology that we incorporate in our products. If our products do not incorporate technologies demanded by customers, we could lose market share and our business would suffer.

IF WE CANNOT ATTRACT MORE OPTICAL COMMUNICATIONS EQUIPMENT MANUFACTURERS TO PURCHASE OUR PRODUCTS, WE MAY NOT BE ABLE TO INCREASE OR SUSTAIN OUR REVENUES.

       Our future success will depend on our ability to migrate existing customers to our new products and our ability to attract additional customers. Many of our present customers are relatively new companies. The growth of our customer base could be adversely affected by:

       - customer unwillingness to implement our products;

       - any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;

       - the success of our customers;

       - new product introductions by our competitors;

       - any failure of our products to perform as expected; or

       - any difficulty we may incur in meeting customers' delivery requirements or product specifications.

IF WE ARE NOT ABLE TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS AND SUFFICIENT PRODUCT RELIABILITY IN THE PRODUCTION OF OUR FIBER OPTIC COMPONENTS, WE MAY INCUR INCREASED COSTS AND DELAYS IN SHIPPING PRODUCTS TO OUR CUSTOMERS, WHICH COULD IMPAIR OUR OPERATING RESULTS.

       Complex and precise processes are required for the manufacture of our products. Changes in our manufacturing processes or those of our suppliers, or the inadvertent use of defective materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Lower than expected production yields could delay product shipments and impair our operating results. We may not obtain acceptable yields in the future.

       In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow us to cost-effectively meet our production goals so that we maintain acceptable gross margins while meeting the cost targets of our customers. We will need to develop new manufacturing processes and techniques that will involve higher levels of automation to increase our gross margins. We may not achieve adequate manufacturing cost efficiencies.

       Because we plan to introduce new products and product enhancements regularly, we must effectively transfer production information from our product development department to our manufacturing group and coordinate our efforts with those of our suppliers to rapidly achieve volume production. In our experience, our yields have been lower during the early stages of introducing new product to manufacturing. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

BECAUSE THE QUALIFICATION AND SALES CYCLE ASSOCIATED WITH FIBER OPTIC COMPONENTS IS LENGTHY AND VARIED, IT IS DIFFICULT TO PREDICT THE TIMING OF A SALE OR WHETHER A SALE WILL BE MADE, WHICH MAY CAUSE US TO HAVE EXCESS MANUFACTURING CAPACITY OR INVENTORY AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

       In the communications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. This process may range from three to six months and sometimes longer. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a design-in win. Suppliers whose products or components are not designed in are unlikely to make sales to that customer until at least the adoption of a future redesigned system. Even then, many customers may be reluctant to incorporate entirely new products into their new systems, as this could involve significant additional redesign efforts. If we fail to achieve design-in wins in our potential customers' qualification processes, we will lose the opportunity for significant sales to those customers for a lengthy period of time. In addition, some of our customers require that our products be subjected to standards-based qualification testing, which can take up to nine months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long lead-time supplies. Even after the evaluation process, it is possible a potential customer will not purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity. Accordingly, our revenues and operating results may vary significantly and unexpectedly from quarter to quarter.

IF OUR CUSTOMERS DO NOT QUALIFY OUR MANUFACTURING LINES FOR VOLUME SHIPMENTS, OUR OPTICAL NETWORKING COMPONENTS MAY BE DROPPED FROM SUPPLY PROGRAMS AND OUR REVENUES MAY DECLINE.

       Customers generally will not purchase any of our products, other than limited numbers of evaluation units, before they qualify our products, approve our manufacturing process and approve our quality assurance system. Our existing manufacturing lines, as well as each new manufacturing line, must pass through various levels of approval with our customers. For example, customers may require that we be registered under international quality standards. Our products may also have to be qualified to specific customer requirements. This customer approval process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in product qualification may cause a product to be dropped from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

BECAUSE OF THE TIME IT TAKES TO DEVELOP FIBER OPTIC COMPONENTS, WE INCUR SUBSTANTIAL EXPENSES FOR WHICH WE MAY NOT EARN ASSOCIATED REVENUES.

       The development of new or enhanced fiber optic products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. Development costs and expenses are incurred before we generate revenues from sales of products resulting from these efforts. Our total research and development expenses were approximately $526,000 in 1997, $1.5 million in 1998, $1.5 million in 1999, and $2.7 million for the nine months ended September 30, 2000. We intend to continue to invest a substantial amount of funds in our research and product development efforts, which could have a negative impact on our earnings in future periods.

OUR FIBER OPTIC COMPONENTS ARE DEPLOYED IN LARGE AND COMPLEX COMMUNICATIONS NETWORKS AND MAY CONTAIN DEFECTS THAT ARE NOT DETECTED UNTIL AFTER OUR PRODUCTS HAVE BEEN INSTALLED, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

       Our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

       - loss of customers;

       - damage to our reputation;

       - failure to attract new customers or achieve market acceptance;

       - diversion of development and engineering resources; and

       - legal actions by our customers.

The occurrence of any one or more of the foregoing factors could cause our net income to decline.

THE OPTICAL NETWORKING COMPONENT INDUSTRY HAS IN THE PAST AND MAY IN THE FUTURE EXPERIENCE DECLINING AVERAGE SELLING PRICES, WHICH COULD CAUSE OUR GROSS MARGINS TO DECLINE.

       The optical networking component industry has in the past experienced declining average selling prices as a result of increasing competition and greater unit volumes as communication service providers continue to deploy fiber optic networks. We anticipate that average selling prices may decrease in the future in response to product introductions by competitors, price pressures from significant customers and greater manufacturing efficiencies achieved through increased automation in the manufacturing process. Average selling price declines may contribute to a decline in our gross margins, which could harm our results of operations.

IF WE FAIL TO EFFECTIVELY MANAGE THE RAPID EXPANSION OF OUR OPERATIONS, INCLUDING THE GROWTH IN OUR MANUFACTURING FACILITIES AND THE ANTICIPATED SIGNIFICANT INCREASE IN THE NUMBER OF EMPLOYEES, OUR OPERATING RESULTS COULD BE HARMED.

       We have rapidly expanded our operations domestically and internationally in recent periods and expect to continue to do so. As of September 30, 2000, we had a total of 126 full-time employees in Sunnyvale, California, and 287 full-time employees in Taiwan. We plan to hire a significant number of employees over the next several quarters in connection with the expansion of our manufacturing operations. The growth in employees and our operations, combined with the challenges of expanding and managing geographically dispersed operations, has placed, and will continue to place, a significant strain on our management and resources. Some of our existing senior management personnel joined us within the last 12 months, including a number of key managerial, technical and operations personnel whom we have not yet fully integrated. Our Chief Financial Officer and our Senior Vice President, Product Development, have both joined us since July 2000. To manage the expected growth of our operations and personnel, we will be required to:

       - improve existing and implement new operational, financial and management controls, reporting systems and procedures;

       - hire, train, motivate and manage additional qualified personnel;

       - expand our manufacturing capacity; and

       - effectively manage relationships with our customers, suppliers, representatives and other third parties.

       In addition, we will need to coordinate our domestic and international operations and establish the necessary infrastructure to implement our international strategy. For example, we are currently evaluating the establishment of a manufacturing facility in mainland China. If we are not able to manage our growth in an efficient and timely manner, our business will be severely harmed.

       Our success also depends, to a large degree, on the efficient and uninterrupted operation of our facilities. Our current facilities will not be sufficient to accommodate our anticipated growth. We recently expanded our manufacturing facilities in Taiwan and manufacture many of our products there. There is significant political tension between Taiwan and China. If there is an outbreak of hostilities between Taiwan and China, our manufacturing operations may be disrupted or we may have to relocate our manufacturing operations. If we expand our operations into China, tensions between China and Taiwan may also affect our operations in China. We recently leased additional facilities in Sunnyvale, California, and are in the process of expanding into this facility. Relocating a portion of our employees could cause temporary disruptions in our operations and divert management's attention. We anticipate we will need additional space in the future. Because of acute shortages of office and manufacturing space in Northern California, we cannot assure you that we will be able to locate suitable space on acceptable terms or at all in the future.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS AND PRODUCT ENHANCEMENTS THAT ACHIEVE MARKET ACCEPTANCE, SALES OF OUR FIBER OPTIC COMPONENTS COULD DECLINE, WHICH COULD REDUCE OUR REVENUES.

       The communications industry is characterized by rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards. Our future success depends on our ability to anticipate market needs and develop products that address those needs. As a result, our products could quickly become obsolete if we fail to predict market needs accurately or develop new products or product enhancements in a timely manner. Our failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of our products. If the development or enhancement of these products or any other future products takes longer than we anticipate, or if we are unable to introduce these products to market, our sales will not increase. Even if we are able to develop and commercially introduce these new products, the new products may not achieve widespread market acceptance necessary to provide an adequate return on our investment.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGIES, WHICH COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUES OR INCREASE OUR COSTS.

       The fiber optic component market is a highly competitive industry in which we, and most other participants, rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect proprietary rights. The competitive nature of our industry, rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards heighten the importance of protecting proprietary technology rights. Since the United States Patent and Trademark Office keeps patent applications confidential until a patent is issued, our pending patent applications may attempt to protect proprietary technology claimed in a third party patent application. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies as policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as U.S. law. Our competitors may independently develop similar technology, duplicate our products or design around any of our patents or other intellectual property. If we are unable to adequately protect our proprietary technology rights, others may be able to use our proprietary technology without having to compensate us, which could reduce our revenues and negatively impact our ability to compete effectively.

       Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.

IF WE FAIL TO INCREASE SALES OF OUR PRODUCTS TO OPTICAL COMMUNICATIONS EQUIPMENT MANUFACTURERS OUTSIDE OF NORTH AMERICA, GROWTH OF OUR BUSINESS MAY BE HARMED.

       For the year ended December 31, 1999, sales to customers located outside of North America were 28.7% of our revenues and for the nine months ended September 30, 2000, sales to customers located outside of North America were 16.4% of our revenues. In order to expand our business, we must increase our sales to customers located outside of North America. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channels, hire additional personnel and develop relationships with international communications equipment manufacturers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products.

BECAUSE WE EXPERIENCE LONG LEAD TIMES FOR MATERIALS AND COMPONENTS, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR INVENTORY LEVELS, WHICH COULD HARM OUR OPERATING RESULTS.


       Because we experience long lead times for materials and components and are often required to purchase significant amounts of materials and components far in advance of product shipments, we may not effectively manage our inventory levels, which could harm our operating results. In anticipation of market demand for our DWDM products, we have been, and intend to continue, building inventory. If we underestimate our requirements, we may have inadequate inventory, which could result in delays in shipments and loss of customers. If we purchase raw materials and increase production in anticipation of orders that do not materialize or that shift to another quarter, we will have to carry or write off excess inventory and our gross margins will decline. Either situation could cause our results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of our common stock to decline. The time our customers require to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our forecasts. Even if we receive these orders, the additional manufacturing capacity that we add to meet our customer's requirements may be underutilized in a subsequent quarter.

       In order to facilitate the rapid deployment of anticipated projects, our customers have in the past, and may in the future build, significant inventory. If, after building a significant inventory of our products, these projects are delayed, our customers will be required to maintain a significant inventory of our products for longer periods than they originally anticipated, which would reduce further purchases by these customers of our products until deployment of the delayed projects commences. These reductions, in turn, could cause fluctuations in our future results of operations and severely harm our business and financial condition.

       We are in the process of implementing automated manufacturing management systems in California and in Taiwan. We may experience problems implementing our new automated manufacturing management systems. As we grow, we will need to implement additional systems, which we may fail to do on a timely basis.

BECAUSE OUR MANUFACTURING OPERATIONS ARE LOCATED IN ACTIVE EARTHQUAKE FAULT ZONES IN CALIFORNIA AND TAIWAN, WE FACE THE RISK THAT A NATURAL DISASTER COULD LIMIT OUR ABILITY TO SUPPLY PRODUCTS.

       Our manufacturing operations are located in Sunnyvale, California and Tu-Cheng City, Taiwan, both active earthquake fault zones. These regions have experienced large earthquakes in the past and may likely experience them in the future. Because the majority of our manufacturing operations are located in Taiwan, a large earthquake in Taiwan could disrupt our manufacturing operations for an extended period of time, which would limit our ability to supply our products to our customers in sufficient quantities on a timely basis, harming our customer relationships.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE SOME TECHNOLOGIES IN THE FUTURE.

       Our industry is very competitive and is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Numerous patents in our industry have already been issued and as the market further develops and additional intellectual property protection is obtained by participants in our industry, litigation is likely to become more frequent. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, we may in the future enter into agreements to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any litigation arising from claims asserting that our products infringe or may infringe the proprietary rights of third parties, whether the litigation is with or without merit, could be time-consuming, resulting in significant expenses and diverting the efforts of our technical and management personnel. We do not have insurance against our alleged or actual infringement of intellectual property of others. These claims could cause us to stop selling our products which incorporate the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or to enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all.

       Although we are not aware of any intellectual property claims against us, we may be a party to litigation in the future. We may not prevail in any such actions, given their complex technical issues and inherent uncertainties. Insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. If there is a successful claim of infringement or we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business could be harmed.


WE MAY BE SUBJECT TO FEDERAL, STATE AND LOCAL LAWS AND GOVERNMENTAL REGULATIONS RELATING TO HAZARDOUS MATERIALS, AND IF WE FAIL TO COMPLY WITH THESE LAWS AND REGULATIONS, WE COULD BE SUBJECT TO LIABILITY.



       We are subject to laws relating to the storage, use, discharge and disposal of toxic or otherwise hazardous or regulated chemicals or materials used in our manufacturing processes. If we fail to store, use, discharge or dispose of hazardous materials appropriately, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated, even if we are not responsible for the contamination. Our failure to comply with the forgoing laws or any other laws and regulations could subject us to liability.


             RISKS ASSOCIATED WITH THE OPTICAL NETWORKING INDUSTRY

WE DEPEND ON THE CONTINUED GROWTH AND SUCCESS OF THE INTERNET AND THE COMMUNICATIONS INDUSTRY, WHICH IS EXPERIENCING RAPID CONSOLIDATION AND REALIGNMENT AND MAY NOT CONTINUE TO DEMAND FIBER OPTIC PRODUCTS, THEREBY REDUCING DEMAND FOR OUR PRODUCTS.

       Our future success depends on the continued growth of the Internet as a widely used medium for communications and commerce, and the growth of optical networks to meet the increased demand for capacity to transmit data, or bandwidth. If the Internet does not continue to expand as a medium for communications and commerce, the need to significantly increase bandwidth across networks and the market for fiber optic components may not continue to develop. If this growth does not continue, sales of our products may decline, which would adversely affect our revenues. Future demand for our products is uncertain and will depend heavily on the continued growth and upgrading of optical networks, especially in the metropolitan and last mile access segments of the networks. The rate at which communication service providers and other fiber optic network users have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and these fluctuations may continue in the future. These fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize our products and, therefore, may result in reduced demand for our products.

       The communications industry is also experiencing rapid consolidation and realignment, as industry participants seek to capitalize on the rapidly changing competitive landscape developing around the Internet and new communications technologies such as fiber optic networks. As the communications industry consolidates and realigns to accommodate technological and other developments, our customers may consolidate or align with other entities in a manner that harms our business.

THE MARKET FOR FIBER OPTIC COMPONENTS IS NEW AND UNPREDICTABLE AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, DEMAND FOR OUR PRODUCTS MAY DECLINE, WHICH COULD ADVERSELY IMPACT OUR REVENUES.

       The market for fiber optic components is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is new, it is difficult to predict its potential size or future growth rate. Widespread adoption of optical networks, especially in the metropolitan and last mile access segments of the networks, is critical to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, such as optical networks. Our success in generating revenues in this emerging market will depend on:

       - the education of potential end-user customers and network service providers about the benefits of optical networks; and

       - the continued growth of the metropolitan and last mile access segments of the communications network.

       If we fail to address changing market conditions, sales of our products may decline, which would adversely impact our revenues.

                   ADDITIONAL RISKS RELATED TO THIS OFFERING

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE AND THESE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

       We may review acquisition prospects and strategic investments that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. Any of these acquisitions or investments could significantly dilute our investors. While we have no current agreements or negotiations underway with respect to any such acquisitions or strategic investments, we may acquire or make investments in businesses, products or technologies in the future. We have little experience in acquisitions and strategic investments. Acquisitions and strategic investments may entail numerous integration risks and impose costs on us, including:

       - difficulties in assimilating acquired operations, technologies or products, including the loss of key employees;

       - unanticipated costs;

       - diversion of management's attention from our core business concerns;

       - adverse effects on existing business relationships with suppliers and customers;

       - risks of entering markets in which we have no or limited prior experience;

       - dilutive issuances of equity securities;

       - incurrence of substantial debt;

       - assumption of contingent liabilities;

       - incurrence of significant amortization expenses related to goodwill and other intangible assets; and

       - incurrence of significant immediate write-offs.

WE MAY NEED TO RAISE MORE CAPITAL, BUT THE AVAILABILITY OF ADDITIONAL FINANCING IS UNCERTAIN.

       We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including:

       - the rate of market acceptance of our products;

       - our ability to expand our customer base;

       - the growth of our research and development and sales and marketing organizations; and

       - other infrastructure requirements.

       If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our existing stockholders will be reduced. In addition, stockholders may experience further dilution, or these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and the terms of these securities could impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO DECLINE.


       Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 34,706,667 shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933.



       Substantially all of the remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements under which our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, 180 days after the date of this prospectus. Any or all of these shares may be released prior to expiration of the 180-day lockup period at the discretion of Merrill Lynch, Pierce, Fenner & Smith Incorporated. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. At various times after the date of this prospectus and prior to 180 days after the date of this prospectus, a total of 4,250 shares of our common stock will become available for sale. Immediately following the 180-day lockup period, 22,306,475 shares of our common stock will become available for sale. The remaining shares of our common stock will become available for sale at various times thereafter.


MANY CORPORATE ACTIONS WILL BE SUBSTANTIALLY CONTROLLED BY OFFICERS, DIRECTORS AND AFFILIATED ENTITIES REGARDLESS OF THE OPPOSITION OF OTHER INVESTORS TO PURSUE AN ALTERNATIVE COURSE OF ACTION.


       As of September 30, 2000, our directors, executive officers and their affiliated entities beneficially own approximately 66.1% (57.6% after completion of this offering) of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by the other investors, including those who purchase shares in this offering.


DELAWARE LAW AND OUR CORPORATE CHARTER AND BYLAWS CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS THAT WOULD DELAY OR DISCOURAGE TAKE-OVER ATTEMPTS THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

       Provisions in our certificate of incorporation, as restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

       - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

       - the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

       - the establishment of a classified board of directors;

       - the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, the rights of which could be senior to those of common stock; and

       - the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

       Each of these provisions could discourage potential take-over attempts and could lower the market price of our common stock.

       In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

       - marketing and commercialization of our products under development;

       - our estimates for future revenues and profitability;

       - our estimates regarding our capital expenditures and our needs for additional financing;

       - our plans to expand our manufacturing capacity;

       - our plans for future products and services and for enhancements of existing products and services;

       - our patent applications and intellectual property;

       - anticipated expenditures for research and development, sales and marketing and general and administrative expenses;

       - our ability to expand our sales and marketing operations both domestically and internationally;

       - our ability to establish relationships with key customers; and

       - sources of revenue and anticipated revenue including those generated by current and new products.

       This prospectus contains statistical data regarding the optical networking industry that we obtained from industry publications, including reports generated by Ryan, Hankin & Kent. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

       In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

       You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS


       We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $49.0 million, based on an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $56.5 million.


     The principal purposes of this offering are:

     - to obtain additional capital;

     - to create a public market for our common stock;

     - to increase our visibility and credibility; and

     - to facilitate future access to the public equity markets.


     We currently intend to use the net proceeds of this offering for general corporate purposes, including expansion of our manufacturing operations, sales and marketing activities, research and development and working capital. We also intend to use approximately $694,000 to repay the outstanding balance under two loan facilities, both of which mature in 2003 and bear interest at a rate of prime plus 1% and prime plus 1 3/4%, respectively. We expect to use approximately $27.0 million for the expansion of our manufacturing and product development facilities, $11.0 million for research and development and $6.0 million for sales and marketing. These allocations are only estimates and we will have broad discretion to adjust them as necessary to address our operational needs in the future. We also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction. Pending use, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

       The following table describes our capitalization as of September 30, 2000:

       - on an actual basis;

       - on a pro forma basis after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock; and


       - on a pro forma as adjusted basis to give effect to the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discount and estimated offering expenses, and the application of the net proceeds.


       You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.


                                                                      SEPTEMBER 30, 2000
                                                             ------------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             --------    ---------    -----------
                                                                        (IN THOUSANDS)
Current portion of long-term liabilities...................  $    265    $    265      $     --
Long-term liabilities......................................       621         621           192
                                                             --------    --------      --------
                                                                  886         886           192
                                                             --------    --------      --------
Mandatorily redeemable convertible preferred stock, $0.001
  par value; 22,400,000 shares authorized; 22,400,000
  shares issued and outstanding, actual....................    37,556          --            --
                                                             --------    --------      --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 7,806,667 shares issued and outstanding,
     actual; 30,206,667 shares issued and outstanding, pro
     forma; 250,000,000 shares authorized, 34,706,667
     shares issued and outstanding, pro forma as
     adjusted..............................................         8          30            35
Additional paid-in capital.................................    29,641      67,175       116,140
Receivables from stockholders..............................    (1,950)     (1,950)       (1,950)
Deferred stock-based compensation..........................   (20,520)    (20,520)      (20,520)
Cumulative translation adjustments.........................         2           2             2
Accumulated deficit........................................    (6,127)     (6,127)       (6,127)
                                                             --------    --------      --------
Total stockholders' equity.................................     1,054      38,610        87,580
                                                             --------    --------      --------
Total capitalization.......................................  $ 39,496    $ 39,496      $ 87,772
                                                             ========    ========      ========


       The actual, pro forma and pro forma as adjusted information set forth in the table excludes:


       - 2,739,700 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $0.81 per share; and



       - 5,053,633 shares available for future issuance under our 1997 Stock Plan, 2000 Stock Incentive Plan and 2000 Employee Stock Purchase Plan.

                                    DILUTION


       Our pro forma net tangible book value as of September 30, 2000 was approximately $38.6 million, or $1.28 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding as of September 30, 2000 into 22,400,000 shares of common stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 4,500,000 shares of common stock by us at an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses, our pro forma net tangible book value as of September 30, 2000 would have been $87.6 million, or $2.52 per share of common stock. This represents an immediate increase in net tangible book value of $1.24 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $9.48 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price.......................          $12.00
                                                                      ------
  Pro forma net tangible book value per share before
     offering...............................................  $1.28
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................   1.24
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            2.52
                                                                      ------
Dilution per share to new investors.........................          $ 9.48
                                                                      ======


       The following table summarizes, on a pro forma basis as of September 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discount and estimated offering expenses.


                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    ---------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                    ----------    -------    ------------    -------    -------------
Existing stockholders.............  30,206,667      87.0%    $ 67,205,000      55.4%       $ 2.22
New investors.....................   4,500,000      13.0       54,000,000      44.6         12.00
                                    ----------     -----     ------------     -----
  Total...........................  34,706,667     100.0%     121,205,000     100.0%
                                    ==========     =====     ============     =====



       The table above assumes no exercise of any outstanding stock options. As of September 30, 2000, there were 2,739,700 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.81 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected consolidated financial data as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are derived from the consolidated financial statements and related notes included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated financial data as of December 31, 1997 are derived from audited financial statements not included in this prospectus. The consolidated financial data as of September 30, 1999 and 2000 and for the nine months ended September 30, 1999 and 2000 are derived from unaudited financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the year ended December 31, 1996 are derived from unaudited financial statements not included in this prospectus. Although we were incorporated on December 12, 1995, we did not commence operations or raise equity until 1996. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. When you read this selected consolidated financial data, it is important that you also read the consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.


                                                                                                 NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                   ---------------------------------------    -----------------------
                                                    1996       1997       1998      1999         1999          2000
                                                   -------    -------    ------    -------    -----------    --------
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues.........................................  $ 4,774    $ 5,263    $4,906    $ 7,551      $ 5,050      $ 13,375
Cost of revenues.................................    4,023      3,562     2,757      4,911        3,301         8,127
                                                   -------    -------    ------    -------      -------      --------
    Gross profit.................................      751      1,701     2,149      2,640        1,749         5,248
                                                   -------    -------    ------    -------      -------      --------
Operating expenses:
  Research and development.......................       --        526     1,487      1,532        1,026         2,731
  Sales and marketing............................       --        559       591        968          661         1,335
  General and administrative.....................      580        456       593        975          639         1,349
  Stock-based compensation charge(*).............       --        134       220        620          501         4,863
                                                   -------    -------    ------    -------      -------      --------
    Total operating expenses.....................      580      1,675     2,891      4,095        2,827        10,278
                                                   -------    -------    ------    -------      -------      --------
Income (loss) from operations....................      171         26      (742)    (1,455)      (1,078)       (5,030)
Interest and other income, net...................        2        151       275        117           90           526
                                                   -------    -------    ------    -------      -------      --------
Income (loss) before income taxes................      173        177      (467)    (1,338)        (988)       (4,504)
Income tax provision (benefit)...................       47        109       (79)       (67)         (53)          158
                                                   -------    -------    ------    -------      -------      --------
Net income (loss)................................      126         68      (388)    (1,271)        (935)       (4,662)
Deemed preferred stock dividend..................       --         --        --         --           --       (14,758)
                                                   -------    -------    ------    -------      -------      --------
Net income (loss) attributable to common
  stockholders...................................  $   126    $    68    $ (388)   $(1,271)     $  (935)     $(19,420)
                                                   =======    =======    ======    =======      =======      ========
Net income (loss) per share attributable to
  common stockholders(1):
  Basic..........................................  $  0.04    $  0.02    $(0.11)   $ (0.31)     $ (0.24)     $  (3.68)
                                                   =======    =======    ======    =======      =======      ========
  Diluted........................................     0.01         --     (0.11)     (0.31)       (0.24)        (3.68)
                                                   =======    =======    ======    =======      =======      ========
Shares used in computing net income (loss) per
  share(1):
  Basic..........................................    3,600      3,600     3,600      4,080        3,972         5,284
                                                   =======    =======    ======    =======      =======      ========
  Diluted........................................   19,972     19,972     3,600      4,080        3,972         5,284
                                                   =======    =======    ======    =======      =======      ========
Pro forma net income (loss) per share
  attributable to common and preferred
  stockholders (unaudited)(2):
  Basic and diluted..............................                                  $ (0.07)                  $  (0.73)
                                                                                   =======                   ========
Shares used in computing pro forma net income
  (loss) per share(unaudited)(2):
  Basic and diluted..............................                                   19,480                     26,667
                                                                                   =======                   ========
(*) Stock-based compensation in operating
  expenses:
Research and development.........................  $    --    $    --    $   --    $    63      $    30      $    854
Sales and marketing..............................       --         29        55         77           42           192
General and administrative.......................       --        105       165        480          429         3,817
                                                   -------    -------    ------    -------      -------      --------
                                                   $    --    $   134    $  220    $   620      $   501      $  4,863
                                                   =======    =======    ======    =======      =======      ========

                                                                          DECEMBER 31,
                                                              -------------------------------------    SEPTEMBER 30,
                                                               1996      1997      1998      1999          2000
                                                              ------    ------    ------    -------    -------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:                                                           (IN THOUSANDS)

Cash and cash equivalents...................................  $1,422    $2,820    $3,985    $ 6,139       $30,137
Working capital.............................................   2,760     2,986     4,881      7,875        33,359
Total assets................................................   2,939     5,139     8,107     12,142        44,364
Long-term liabilities, less current portion.................      --        --        68        317           621
Mandatorily redeemable convertible preferred stock..........   3,416     3,416     6,115      9,835        37,556
Total stockholders' equity..................................      99       565       994        396         1,054

------------

(1) The diluted net income (loss) per share attributable to common stockholders computation excludes potential shares of common stock (convertible preferred stock, options to purchase common stock and shares of common stock issued upon exercise of stock options which are subject to repurchase rights held by us), if their effect would be anti-dilutive. See note 1 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income
    (loss) per share.


(2) Includes the weighted average number of shares resulting from the assumed conversion of all outstanding shares of mandatorily redeemable convertible preferred stock upon the effectiveness of the registration statement related to this offering. See note 1 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing pro forma net loss per share. The pro forma net loss per share computation excludes shares of common stock issuable upon exercise of stock options and shares of common stock issued upon exercise of stock options which are subject to repurchase rights by us.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

       You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. This discussion and analysis contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. See "Information Regarding Forward-Looking Statements."

OVERVIEW

       We were founded in December 1995 and commenced operations to design, manufacture and market fiber optic interconnect products. We also distributed a cable television transmission product line, which we discontinued in 1997. Since 1997 we have broadened our optical path integration solution, or OPIS, product line and introduced our optical amplifier product line. Most of these new products were introduced between 1997 and 1999. In early 1999, we started developing our dense wavelength division multiplexing, or DWDM, and other wavelength management products, forming a new product line based in part on our proprietary technology. We started selling our DWDM devices in limited production quantities in July 2000.

       From our inception through September 30, 2000, we derived most of our revenues from our OPIS product line. No other product line has represented 15% or more of revenues in any period since inception. We expect our DWDM and other wavelength management products to comprise an increasing percentage of our revenues in the future. In the nine months ended September 30, 2000, our top 10 customers comprised 49.3% of our revenues. The number of customers that each accounted for more than 10% of our revenues in the years ended December 31, 1997 and 1998 were three and two, respectively. One customer, Ortronics, accounted for 11.2% of our revenues in the year ended December 31, 1999, and no customer accounted for more than 10% of our revenues in the nine months ended September 30, 2000.

       We market and sell our products predominantly through our direct sales force. Although we derived a significant portion of our revenues between 1996 and 1998 from overseas customers, an increasing percentage of our sales since early 1999 have been in North America. We began building our domestic direct sales force in early 1998. The percentages of our revenues derived from sales outside of North America were 64.8%, 61.2%, 28.7% and 16.4% in the years ended December 31, 1997, 1998 and 1999 and in the nine months ended September 30, 2000, respectively.

       We recognize revenues upon the shipment of our products to the customer provided that we have received a signed purchase order, the price is fixed, and the collection of the resulting receivable is probable. Subsequent to the sale of the products, we have no obligation to provide any modification or customization, upgrades, enhancements, or post-contract customer support.

       Our cost of revenues consists of raw materials, components, direct labor, manufacturing overhead and production start-up costs. We expect that our cost of revenues as a percentage of revenues will increase in the near term as we recognize higher stock-based compensation charges.

       Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to outside service providers, materials costs, test units and other expenses related to the design, development, testing and enhancement of our products. We expense our research and development costs as they are incurred. We believe that a significant level of investment for product research and development is required to remain competitive. We plan to significantly expand our product development efforts, and expect our research and development expenses to increase in absolute dollars starting in the fourth quarter of 2000.

       Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with trade shows, promotional activities and travel expenses. We intend to expand our sales and marketing efforts, both domestically and internationally, in order to increase market awareness and to generate sales of our products. However, we cannot be certain that any increased expenditures will result in higher revenues. In addition, we believe our future success depends upon establishing successful relationships with a variety of key customers. We believe that continued investment in sales and marketing functions is critical to our success and expect these expenses to increase in absolute dollars in the foreseeable future.

       General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting and human resources personnel, plus professional fees such as legal and accounting. We expect these expenses to increase in absolute dollars as we continue to add personnel and incur costs related to the growth of our business and our operations as a public company. However, we expect stock-based compensation expense, which was $2.7 million in the quarter ended September 30, 2000, to decrease over future quarters.

       In connection with the grant of stock options to employees and consultants, we recorded deferred stock-based compensation of approximately $26.8 million through September 30, 2000, representing the difference between the estimated fair market value of the common stock and the option exercise price of these options at the date of grant. Deferred stock-based compensation is being amortized using the graded vesting method, under which each option grant is separated into portions based on its vesting terms which results in acceleration of amortization expense for the overall award. The accelerated amortization pattern results in expensing approximately 52% of the total award in year one, 27% in year two, 15% in year three and 6% in year four. We expect that the deferred stock-based compensation charge of $20.5 million as of September 30, 2000 will be amortized on an accelerated basis over the vesting periods, which are generally four years.


       In July 2000, the Company issued 4,700,000 shares of Series C convertible preferred stock at a price of $5.50 per share. The difference between the issuance price and the deemed fair value of the common stock on the date of the transaction resulted in a deemed preferred stock dividend, which was recognized in the quarter ended September 30, 2000.


       In October 1997, we acquired 97% of the outstanding common stock of Transian Technology Ltd. Co., a Taiwan corporation, for $512,000 to expand our design and manufacturing capacity. In April 1998, we invested an additional $152,000 in cash in Transian, increasing our ownership to 98.5% of the common stock of Transian.

RESULTS OF OPERATIONS

       The following table sets forth the relationship between various components of operations, stated as a percentage of revenues, for the periods indicated.


                                                                              NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                  -----------------------    -------------------
                                                  1997     1998     1999        1999       2000
                                                  -----    -----    -----    ----------    -----
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues........................................  100.0%   100.0%   100.0%     100.0%      100.0%
Cost of revenues................................   67.7     56.2     65.0       65.4        60.8
                                                  -----    -----    -----      -----       -----
     Gross profit...............................   32.3     43.8     35.0       34.6        39.2
                                                  -----    -----    -----      -----       -----
Operating expenses:
  Research and development......................   10.0     30.3     20.3       20.3        20.4
  Sales and marketing...........................   10.6     12.0     12.8       13.1        10.0
  General and administrative....................    8.7     12.1     12.9       12.7        10.1
  Stock-based compensation charge...............    2.5      4.5      8.2        9.9        36.3
                                                  -----    -----    -----      -----       -----
     Total operating expenses...................   31.8     58.9     54.2       56.0        76.8
                                                  -----    -----    -----      -----       -----
Income (loss) from operations...................    0.5    (15.1)   (19.2)     (21.4)      (37.6)
Interest and other income, net..................    2.9      5.6      1.5        1.8         3.9
                                                  -----    -----    -----      -----       -----
Income (loss) before income taxes...............    3.4     (9.5)   (17.7)     (19.6)      (33.7)
Income taxes provision (benefit)................    2.1     (1.6)    (0.9)      (1.1)        1.2
                                                  -----    -----    -----      -----       -----
Net income (loss)...............................    1.3%    (7.9)%  (16.8)%    (18.5)%     (34.9)%
                                                  =====    =====    =====      =====       =====


NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000


       Revenues. Revenues increased from $5.1 million for the nine months ended September 30, 1999 to $13.4 million for the nine months ended September 30, 2000, an increase of 163%. The increase was primarily due to an increase of $7.7 million in sales of our OPIS products, as well as $440,000 of initial sales of our wavelength management products.


       Gross Profit. Gross profit, including amortization of deferred stock-based compensation, increased from $1.7 million in the nine months ended September 30, 1999 to $5.2 million in the nine months ended September 30, 2000. As a percentage of revenues, gross profit increased from 34.6% to 39.2% over the same periods. Excluding $7,000 and $377,000 of amortization of deferred stock compensation for the nine months ended September 30, 1999 and 2000, respectively, gross profit increased from $1.7 million, or 34.8% of revenues, in the nine months ended September 30, 1999 to $5.6 million, or 42.1% of revenues, in the nine month period ended September 30, 2000. This increase in gross profit was primarily a result of manufacturing economies of scale resulting from higher production volumes. We expect our gross profit as a percentage of revenues to be negatively impacted in the near term due to higher stock-based compensation charges and low production volumes of our recently introduced DWDM products.

       Research and Development Expenses. Research and development expenses, including amortization of deferred stock compensation, increased from $1.1 million, or 20.9% of revenues, in the nine months ended September 30, 1999 to $3.6 million, or 26.8% of revenues, in the nine months ended September 30, 2000. Excluding $30,000 and $854,000 of amortization of deferred stock compensation for the nine months ended September 30, 1999 and September 30, 2000, respectively, research and development expenses increased from $1.0 million, or 20.3% of revenues, in the nine months ended September 30, 1999 to $2.7 million, or 20.4% of revenues, in the nine months ended September 30, 2000. Research and development expenses were higher in 2000 as a result of an increase in the number of personnel and related expenses, and expenses incurred in developing manufacturing processes for, and building prototypes and sample quantities of, our new DWDM product line. Since July 2000 when we began selling production quantities of our DWDM products, the associated production and manufacturing start-up costs have been recognized in the cost of revenues line, rather than as research and development. Consequently, our research and development expenses decreased in absolute dollars in the third quarter of 2000, but we expect that these expenses will increase in the future as we add additional personnel, recognize higher stock-based compensation charges and initiate new development projects.

       Sales and Marketing Expenses. Sales and marketing expenses, including amortization of deferred stock compensation, increased from $703,000, or 13.9% of revenues, in the nine months ended September 30, 1999 to $1.5 million, or 11.4% of revenues, in the nine months ended September 30, 2000. Excluding $42,000 and $192,000 of amortization of deferred stock compensation for the nine months ended September 30, 1999 and September 30, 2000, respectively, sales and marketing expenses increased in absolute dollars from $661,000, or 13.1% of revenues, in the nine months ended September 30, 1999 to $1.3 million, or 10.0% of revenues, in the nine months ended September 30, 2000. Expenses increased in absolute dollars with the addition of sales and marketing personnel and the expansion of our marketing efforts, but decreased as a percentage of revenues due to efficiencies gained at the higher sales volume. We expect our sales and marketing expenses to continue to increase in absolute dollars.

       General and Administrative Expenses. General and administrative expenses, including amortization of deferred stock compensation, increased from $1.1 million, or 21.1% of revenues, in the nine months ended September 30, 1999 to $5.2 million, or 38.6% of revenues, in the nine months ended September 30, 2000. Excluding $429,000 and $3.8 million of amortization of deferred stock compensation for the nine months ended September 30, 1999 and September 30, 2000, respectively, general and administrative expenses increased from $639,000, or 12.7% of revenues, in the nine months ended September 30, 1999 to $1.3 million, or 10.1% of revenues, in the nine months ended September 30, 2000. General and administrative expenses increased in absolute dollars primarily due to increased staffing and associated expenses necessary to manage and support our increased scale of operations, but decreased as a percentage of revenues due to overhead remaining relatively constant despite higher revenues. We expect our general and administrative expenses to continue to increase in absolute dollars.

       Interest and Other Income, Net. Interest and other income totaled $90,000 for the nine months ended September 30, 1999, compared to $526,000 for the nine months ended September 30, 2000. Net interest income totaled $90,000 and $471,000 in the nine months ended September 30, 1999 and 2000, respectively. The balance of other income consisted primarily of foreign currency transaction gains and losses, and gain on sales of equipment.

       Income Taxes. Because of taxable losses incurred in prior years, we received as an income tax benefit for the nine months ended September 30, 1999 an amount equal to 5.4% of the loss before income taxes. For the nine months ended September 30, 2000, we incurred income taxes representing 3.5% of the loss before income taxes.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

       Revenues. Revenues were $5.3 million, $4.9 million and $7.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. Revenues declined from 1997 to 1998 primarily because we stopped selling cable television transmission products during 1997. Revenues increased from 1998 to 1999 due to higher volume sales of our OPIS product line and the introduction of our optical amplifier products in early 1999.

       Gross Profit. Gross profit increased from $1.7 million, or 32.3% of revenues, in 1997 to $2.1 million, or 43.8% of revenues, in 1998 and increased to $2.6 million, or 35.0% of revenues, in 1999. The increase in gross profit from 1997 to 1998 was primarily due to a change in product mix weighted towards higher margin products. The decrease in gross profit as a percentage of revenues from 1998 to 1999 was primarily due to start-up manufacturing costs associated with the introduction of new products, the expansion of our manufacturing facilities in Taiwan and reductions in average selling prices. Gross profit for the year ended December 31, 1999 reflects amortization of $26,000 of deferred stock compensation.

       Research and Development Expenses. Research and development expenses increased from $526,000, or 10.0% of revenues, to $1.5 million, or 30.3% of revenues, to $1.5 million, or 20.3% of revenues, for the years ended December 31, 1997, 1998 and 1999, respectively. These increases were primarily due to costs related to the development of additional OPIS and optical amplifier component products. Research and development expenses for the year ended December 31, 1999 included amortization of deferred stock compensation of $63,000.

       Sales and Marketing Expenses. Sales and marketing expenses, including amortization of deferred stock compensation, increased from $588,000, or 11.2% of revenues, to $646,000, or 13.2% of revenues, to $1.0 million, or 13.8% of revenues, for the years ended December 31, 1997, 1998 and 1999, respectively. Excluding $29,000, $55,000 and $77,000 of amortization of deferred stock compensation for years ended December 31, 1997, 1998 and 1999, respectively, sales and marketing expenses increased from $559,000, or 10.6% of revenues, to $591,000, or 12.0% of revenues, to $968,000, or 12.8% of revenues, for the years ended December 31, 1997, 1998 and 1999, respectively. These increases were attributable primarily to hiring additional sales and marketing personnel, which increased labor related sales and marketing costs by $120,000 from the year ended December 31, 1998 to the year ended December 31, 1999, and expanding our sales and marketing efforts, reflected in a $150,000 increase in marketing and advertising expenses.

       General and Administrative Expenses. General and administrative expenses, including amortization of deferred stock compensation, increased from $561,000, or 10.7% of revenues, to $758,000, or 15.5% of revenues, to $1.5 million, or 19.3% of revenues, for the years ended December 31, 1997, 1998 and 1999, respectively. Excluding $105,000, $165,000 and $480,000 of amortization of deferred stock compensation for years ended December 31, 1997, 1998 and 1999, respectively, general and administrative expenses increased from $456,000, or 8.7% of revenues, to $593,000, or 12.1% of revenues, to $975,000, or 12.9% of revenues, for the years ended December 31, 1997, 1998 and 1999, respectively. These increases in expenses were primarily due to hiring additional personnel, which increased labor related general and administrative costs by $165,000 from the year ended December 31, 1998 to the year ended December 31, 1999, and associated expenses necessary to manage and support our increased scale of operations.

       Interest and Other Income, Net. Interest and other income was $151,000, $275,000 and $117,000 for the years ended December 31, 1997, 1998 and 1999, respectively. These amounts consisted primarily of interest income, which varied based on cash balances.

       Income Taxes. Income taxes included a provision of $109,000 in 1997 and benefits of $79,000 in 1998 and $67,000 in 1999. The benefits in 1998 and 1999 were based primarily on recovering income taxes paid in previous years.

       As of September 30, 2000, we had approximately $561,000 of federal net operating loss carryforwards for tax purposes and $222,000 of federal and state tax credit carryforwards available to offset future taxable income. The net operating loss and tax credit carryforwards will expire at various dates from 2013 through 2020, if not utilized. We have not recognized any benefit from the use of loss carryforwards for these periods or for any other periods since inception.

       Under current tax rules, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating loss that we may utilize in any year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

       Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of the assets is more likely than not. Based upon the weight of available evidence, which included our historical operating performance and our cumulative net losses, we have provided a full valuation allowance against our net deferred tax assets.

QUARTERLY RESULTS OF OPERATIONS

       The following table sets forth, for the periods presented, certain data from our consolidated statement of operations and the data as a percentage of revenues. The consolidated statement of operations data have been derived from our unaudited consolidated financial statements. In the opinion of management, this statement has been prepared on substantially the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.


                                                                  THREE MONTHS ENDED
                              ------------------------------------------------------------------------------------------
                              MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                1999        1999         1999            1999         2000        2000         2000
                              ---------   --------   -------------   ------------   ---------   --------   -------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................   $1,349      $1,326       $2,375          $2,501       $3,143      $4,271      $  5,961
Cost of revenues............      934       1,052        1,315           1,610        1,797       2,448         3,882
                               ------      ------       ------          ------       ------      ------      --------
  Gross profit..............      415         274        1,060             891        1,346       1,823         2,079
                               ------      ------       ------          ------       ------      ------      --------
Operating expenses:
  Research and
    development.............      292         344          390             506          725       1,183           823
  Sales and marketing.......      205         208          248             307          328         487           520
  General and
    administrative..........      204         205          230             336          398         424           527
  Stock-based compensation
    charge..................       29          33          439             119          796         680         3,387
                               ------      ------       ------          ------       ------      ------      --------
    Total operating
      expenses..............      730         790        1,307           1,268        2,247       2,774         5,257
                               ------      ------       ------          ------       ------      ------      --------
Income (loss) from
  operations................     (315)       (516)        (247)           (377)        (901)       (951)       (3,178)
Interest and other income,
  net.......................       30          30           30              27          122          67           337
                               ------      ------       ------          ------       ------      ------      --------
Loss before income taxes....     (285)       (486)        (217)           (350)        (779)       (884)       (2,841)
Income taxes provision
  (benefit).................      (17)        (22)         (14)            (14)          35          36            87
                               ------      ------       ------          ------       ------      ------      --------
Net income (loss)...........   $ (268)     $ (464)      $ (203)         $ (336)      $ (814)     $ (920)     $ (2,928)
Deemed preferred stock
  dividend..................       --          --           --              --           --          --       (14,758)
                               ------      ------       ------          ------       ------      ------      --------
Net income (loss)
  attributable to common
  stockholders..............   $ (268)     $ (464)      $ (203)         $ (336)      $ (814)     $ (920)     $(17,686)
                               ======      ======       ======          ======       ======      ======      ========
Net loss per share
  attributable to common
  stockholders..............   $(0.07)     $(0.12)      $(0.05)         $(0.07)      $(0.17)     $(0.17)     $  (3.34)
                               ======      ======       ======          ======       ======      ======      ========

AS A PERCENTAGE OF REVENUES:
Revenues....................    100.0%      100.0%       100.0%          100.0%       100.0%      100.0%        100.0%
Cost of revenues............     69.2        79.3         55.4            64.4         57.2        57.3          65.1
                               ------      ------       ------          ------       ------      ------      --------
  Gross profit..............     30.8        20.7         44.6            35.6         42.8        42.7          34.9
                               ------      ------       ------          ------       ------      ------      --------
Operating expenses:
  Research and
    development.............     21.6        25.9         16.4            20.2         23.1        27.7          13.8
  Sales and marketing.......     15.2        15.7         10.4            12.3         10.4        11.4           8.8
  General and
    administrative..........     15.1        15.5          9.7            13.4         12.7         9.9           8.8
  Stock-based compensation
    charge..................      2.2         2.5         18.5             4.8         25.3        15.9          56.8
                               ------      ------       ------          ------       ------      ------      --------
    Total operating
      expenses..............     54.1        59.6         55.0            50.7         71.5        64.9          88.2
                               ------      ------       ------          ------       ------      ------      --------
Income (loss) from
  operations................    (23.3)      (38.9)       (10.4)          (15.1)       (28.7)      (22.2)        (53.3)
Interest and other income,
  net.......................      2.2         2.2          1.3             1.1          3.9         1.6           5.7
                               ------      ------       ------          ------       ------      ------      --------
Income (loss) before income
  taxes.....................    (21.1)      (36.7)        (9.1)          (14.0)       (24.8)      (20.6)        (47.6)
Income taxes provision
  (benefit).................     (1.2)       (1.7)        (0.6)           (0.6)         1.1         0.9           1.5
                               ------      ------       ------          ------       ------      ------      --------
Net income (loss)...........    (19.9)%     (35.0)%       (8.5)%         (13.4)%      (25.9)%     (21.5)%       (49.1)%
                               ======      ======       ======          ======       ======      ======      ========


       You should not rely on our results for any quarter as an indication of our future performance. Our operating results in future quarters may be below public market analysts' or investors' expectations, which would likely cause the price of our common stock to decline. The following discussion highlights significant events that have impacted our revenues and financial results for the seven quarters ended September 30, 2000.

       Revenues generally increased over the previous seven quarters with significant increases since the second quarter of 1999. Increased demand for our interconnect products as well as the introduction of additional products in our OPIS product line and the introduction of our optical amplifier product line caused our revenues to increase over the last five quarters. We began recognizing revenues from our recently introduced DWDM products in the quarter ending September 30, 2000. We believe that our DWDM product line will contribute an increasing percentage of our revenues, as long as this product line is well received by the market.

       Gross profit generally increased in absolute dollars over the previous seven quarters primarily due to higher volume sales and manufacturing efficiencies. Gross profit declined in the second and fourth quarters of 1999 due to increased manufacturing start-up costs associated with the introduction of new products. Driven by a 79.1% increase in revenues for the quarter ended September 30, 1999, gross profit increased significantly over the quarter ended June 30, 1999 due to increased production volumes, which resulted in lower per unit fixed costs. Further, gross margin declined in percentage terms in the quarter ended September 30, 2000 when we began selling limited production quantities of our DWDM products. Gross margin from these products has been negative to date, due to low production volumes, higher stock-based compensation charges and manufacturing start-up costs. Gross margin for the third and fourth quarter of 1999 and the first three quarters of 2000 were net of stock-based compensation of $7,000, $18,000, $34,000, $74,000 and $269,000, respectively.

       Research and development expenses increased in absolute dollars in each of the previous quarters with the exception of the most recent quarter ended September 30, 2000. These increases were primarily due to the addition of personnel and costs associated with additional product development projects, including the development of our DWDM and other wavelength management products. Research and development expenses increased significantly over the first two quarters of 2000 as we developed the manufacturing processes for our DWDM product line and incurred expenses associated with producing prototypes and sample quantities. Since July 2000, when we began selling production quantities of our DWDM products, the associated production and manufacturing start-up costs have been recognized in cost of revenues, rather than as research and development expenses. Consequently, our research and development expenses decreased in the third quarter of 2000, but we believe these expenses will increase in subsequent quarters as we add additional personnel and initiate new development projects.

       Sales and marketing expenses increased in absolute dollars in each of the previous seven quarters primarily due to an increase in the number of sales and marketing personnel, sales commissions and marketing expenses. Sales and marketing expenses have tended to decrease as a percentage of revenues as our sales volume has increased. We expect sales and marketing costs to increase as we build our sales and marketing organization.

       General and administrative expenses increased in absolute dollars in each of the previous seven quarters due to an increase in the number of personnel and costs related to supporting a larger organization. We expect general and administrative expenses to continue to increase as we continue to expand our organization.

LIQUIDITY AND CAPITAL RESOURCES

       Since inception, we have financed our operations primarily through private sales of convertible preferred stock and bank debt. At September 30, 2000, we had cash and cash equivalents of $30.1 million.


       Net cash used in operating activities was $409,000 in 1998, $1.0 million in 1999 and $480,000 for the nine months ended September 30, 2000. Net cash used in 1998 and 1999 was primarily the result of our net losses, which were partially offset by non-cash charges, and an increase in working capital requirements caused by increasing revenues and the related expansion of our operations. In the nine months ended September 30, 2000, our net loss of $4.7 million included non-cash charges of $5.8 million, primarily related to stock based compensation, which resulted in a net cash contribution of $1.2 million. This contribution was offset by an increase in working capital requirements of $1.7 million. Our accounts receivable increased by $1.5 million in the nine months ended September 30, 2000 due to continued growth in our revenues. Our inventories increased by $3.2 million in the same period primarily due to increases in DWDM inventories, which we began manufacturing in the quarter ended September 30, 2000. The cash required to fund the increase in inventories was partially financed by an increase in accounts payable of $2.1 million.

       Cash used in investing activities was $1.0 million in 1997, $1.7 million in 1998, $862,000 in 1999 and $3.7 million in the nine months ended September 30, 2000. In each period, cash was used to acquire property and equipment. In addition, in 1997, $512,000 was used to purchase our Taiwan subsidiary.


       Cash generated by financing activities was $960,000 in 1997, $3.3 million in 1998, $4.1 million in 1999 and $28.2 million in the nine months ended September 30, 2000. Cash generated by financing activities in 1997 and 1998 resulted from the sale of Series A convertible preferred stock. Cash generated by financing activities in 1999 resulted primarily from the sale of Series B convertible preferred stock and borrowings of $295,000 under our bank lending facility. Cash generated by financing activities in the nine months ended September 30, 2000 was due to net borrowings of $459,000 under our bank lending facilities, repayment of notes from Series B stockholders and the sale of Series C convertible preferred stock.


       We entered into loan facilities in July 1999 and January 2000 with Silicon Valley Bank for a maximum of $800,000, which was fully drawn down. At September 30, 2000, the first facility had principal of $222,000 outstanding and was subject to an interest rate of 10.75% and the second facility had principal of $472,000 outstanding and was subject to an interest rate of 10.5%. We plan to repay these loans with a portion of the proceeds of this offering. In July 2000, we arranged additional facilities with Silicon Valley Bank: a $750,000 equipment lease line which is fully available; and a $1 million line of credit under which we have obtained a $641,000 letter of credit to secure a building lease. Certain equipment we own secures the existing loan facilities. In addition, Silicon Valley Bank holds a general lien on our assets.

       We expect to incur approximately $24 million of capital expenditures over the next 12 months, primarily to purchase equipment and expand our operations and manufacturing capacity in the United States and Taiwan. In July 2000, we entered into a lease for an additional 10,500 square feet of space near our existing facility in Sunnyvale, California, and we are presently negotiating for additional spaces in both the United States and Taiwan.

       We believe that the anticipated net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our future growth, including potential acquisitions, may require additional funding. If cash generated from operations is insufficient to satisfy our long-term liquidity requirements, we may need to raise capital through additional equity or debt financings or additional credit facilities. If additional funds are raised through the issuance of securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of any debt facility could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Sensitivity

       We currently maintain our funds primarily in money market funds and highly liquid marketable securities. We do not have any derivative financial instruments. As of September 30, 2000, substantially all of our investments matured in less than three months. We plan to invest a significant portion of our existing cash, together with net proceeds from the offering, in interest bearing, investment grade securities, with maturities of less than 12 months. We do not believe that our investments or future investments, in the aggregate, will have significant exposure to interest rate risk.

     Exchange Rate Sensitivity

       We currently have operations in the United States and Taiwan. The functional currency of our subsidiary in Taiwan is the local currency, and we are subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars. Though some expenses are incurred by our

Taiwan operations, substantially all of our sales are made in U.S. dollars; hence, we have minimal exposure to foreign currency rate fluctuations relating to sales transactions.

       While we expect our international revenues to continue to be denominated predominately in U.S. dollars, an increasing portion of our international revenues may be denominated in foreign currencies in the future. In addition, we plan to expand our overseas operations. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations; however, exchange rate fluctuations may adversely affect our financial results in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivatives Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000. We will adopt the standard no later than the first quarter of fiscal year 2001 and management does not expect a material impact on our financial statements.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements under certain circumstances. We adopted the provisions of SAB 101 in these financial statements for all periods presented.

       In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not and is not expected to have a material impact on our financial position, results of operations or cash flows.

                                    BUSINESS

OVERVIEW

       We design, manufacture and market a broad range of high performance fiber optic components and integrated modules incorporating these components. Our products enable leading and emerging communications equipment manufacturers to deliver optical networking systems to the rapidly growing long-haul, metropolitan and last mile access segments of the communications network. We combine our patented technology with our manufacturing expertise to scale production of key components and deliver favorable price and performance characteristics. Further, we integrate our components into customized products that improve efficiencies and meet the specific design needs of our customers. Our ten largest customers for the 12 months ended September 30, 2000 include a diverse group of equipment manufacturers across various markets, consisting of Alcatel, ANTEC, Avanex, Gruber, JDS Uniphase, Marconi Communications, Moon, NORDX/CDT, Ortronics and Tyco Electronics. Our strategy is to enhance our products, technology and manufacturing expertise to continue developing innovative product solutions that allow our customers to expand and optimize the capacity of fiber optic networks.

INDUSTRY BACKGROUND

     The Growth of Optical Networks

       The popularity of the Internet and the rapidly growing number of data intensive Internet-based applications and services have fueled a dramatic increase in the volume of data traffic. According to Ryan, Hankin & Kent, a leading telecommunications market research and consulting firm, Internet data-carrying capacity will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999, to more than 15 million terabytes per month in 2003, a compound annual growth rate of 156%. This traffic growth has dramatically increased the demands on communication networks originally developed to primarily transport voice traffic. To meet this increasing demand, many communications service providers are designing and installing new networks based on fiber optic technology, which provides greater data-carrying capacity, or bandwidth, and increased transmission speeds compared to existing communications networks. Until recently, most of the fiber deployed had been dedicated to long-haul networks. However, the increasing demands for high-speed network access and bandwidth are shifting the focus towards more complex metropolitan networks and last mile access networks, which require an increasing number of connections and components.

     The Existing Network Infrastructure

       Optical fiber is currently being deployed across the following segments of communications networks: long-haul, metropolitan and last mile access.

       Long-haul networks. Long-haul networks connect the communications networks of cities around the world and transport large amounts of data and voice traffic. To solve congestion problems, service providers have invested significant resources in the deployment of optical infrastructure. As a result, current long-haul networks provide high bandwidth for transmitting data over very long distances. The build-out of long-haul networks represents an important step in improving network infrastructure to support increased demand for new services and greater traffic volumes.

       Metropolitan networks. Metropolitan networks connect long-haul networks to last mile access networks within urban areas. Due to the increase in data traffic and the demand for enhanced services, the existing metropolitan network infrastructure has become a bottleneck for the provision of communications services to business and residential end users. As a result, service providers are making significant investments in infrastructure to reduce capacity constraints in metropolitan networks.

       Last mile access networks. Last mile access networks connect business and residential end users to their service provider in order to provide increased bandwidth to the end user. Traditional access networks use the existing copper wire based infrastructure, which is slow compared to the high-speed networks commonly used within businesses. Established and new service providers are beginning to deploy fiber technologies in the last mile access network in order to provide high bandwidth connectivity to the end user.

     Advances in Fiber Optic Networking Technology

       Service providers are seeking to maximize the performance and capacity of both new and existing optical networks through advances in optical technology. Wavelength division multiplexing, or WDM, has been used for several years to increase system capacity by combining different light signals, or wavelengths, on a single optical fiber. Each wavelength represents a separate high-bandwidth channel that can carry data. Multiplexing devices combine, or multiplex, these different wavelengths at one end of the optical network, and demultiplexing devices separate, or demultiplex, them at the other end. WDM technology has been enhanced with the introduction of dense wavelength division multiplexing, or DWDM, which permits the wavelengths to be spaced more closely together. The tighter spacing allows even more wavelengths to be transmitted on one optical fiber. According to Ryan, Hankin & Kent, the terrestrial DWDM optical component market will grow from approximately $1.6 billion in 1999 to over $8.2 billion in 2003. The use of WDM and DWDM technology is well established in the long-haul market and is increasingly utilized in the metropolitan and last mile access markets.

     Growing Demand for Optical Components

       Fiber optic components are used within optical networks to create, combine, isolate, amplify, split, direct and perform various other functions on the optical signals. Fiber optic components are divided into two broad categories, active and passive components. Active components require power to operate and use electrical signals to create, modulate or amplify optical signals. Passive optical components guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network.

       To meet the increasing performance and functionality requirements of the metropolitan and last mile access optical networks, communications equipment manufacturers utilize increasingly sophisticated technologies, such as multichannel WDM, that require more components. Technological advances in the development and production of active and passive components will enable the further penetration of next generation optical networks into these markets. The continued expansion of fiber optic networks and the evolution of communications equipment will generate significant demand for fiber optic components. Ryan, Hankin & Kent estimates that the worldwide market for fiber optic components was approximately $6.6 billion in 1999 and is expected to grow to over $22.5 billion by 2003. The rapid pace of new product introductions and the difficulty of designing and manufacturing high performance components has caused communications equipment manufacturers to increasingly rely on independent suppliers of fiber optic components.

     Requirements of Fiber Optic Components Suppliers

       With the rapid evolution and penetration of optical networks, component suppliers must address the increasingly stringent requirements of communications equipment manufacturers, including:

       Component expertise across multiple product platforms. As the complexity of optical networks increases, component suppliers must demonstrate expertise across multiple products and product platforms. The growth of optical networks necessitates that communications equipment manufacturers obtain the optical components they need, in the quantities they require, in the shortest possible time. These products must also meet increasingly stringent performance requirements while remaining cost effective.

       Scalable manufacturing processes. The further deployment of optical fiber networks will require components that can be manufactured efficiently in increasing volumes. The production of high performance optical components is typically complex, labor intensive and requires a range of expertise. The ability to expand production to meet rapidly growing demand is a core competency expected of a component supplier.

       Extensive product offerings. As optical communications networks continue to grow in size and complexity, communications equipment manufacturers will seek to work with fewer vendors that offer more complete product lines. To simplify their design and manufacturing requirements, communications equipment manufacturers will require integrated solutions that combine various components.

       Innovation and flexibility. To remain competitive in the rapidly changing communications market, equipment manufacturers will continue to rely on component manufacturers who continually innovate and provide enhanced product performance. Component manufacturers must also provide flexible solutions that will meet the evolving needs of next generation communications networks.

       The continued expansion of fiber optic networks provides a significant opportunity for component suppliers who meet these requirements.

OUR SOLUTION

       We design, manufacture and market a broad range of high performance fiber optic components and integrated modules incorporating these components. Our products enable leading communications equipment manufacturers to deliver optical networking solutions to the rapidly growing long-haul, metropolitan and last mile access segments of the communications network. Our approach is to use our highly scalable manufacturing capabilities to produce a wide array of high quality optical components and integrated subsystems. We intend to leverage our intellectual property and technical expertise in order to provide next generation components and custom-designed integrated modules incorporating these components. We believe that we provide the following key benefits to our customers:

       Broad product expertise. We offer a broad range of products, including interconnect devices that are used to connect optical fibers and components, couplers and splitters that are used to divide and combine optical power, and dense wavelength division multiplexing, or DWDM, devices that separate and combine multiple specific wavelengths. Our broad product offerings allow us to satisfy a wide array of customer requirements throughout all segments of the optical networking market, including long-haul, metropolitan and last mile access. In addition, we are able to integrate our products to meet a wide range of customer specifications.

       High performance, cost-effective components. Our optical components are designed to meet the needs and specifications of increasingly complex optical network applications. Our products offer high performance and reliable operation over a wide range of conditions. For example, we believe our DWDM products achieve the wavelength separation demanded in the most advanced communications systems. We devote significant resources to the development and efficient production of high performance components which we believe meet the demands of the evolving metropolitan and last mile access networks.

       Proven manufacturing expertise. We have been successfully designing, manufacturing and delivering passive components in volume since 1996. Our manufacturing operations are vertically integrated, whereby we manufacture substantially all of our parts and subcomponents. This integration provides us advantages in design for manufacture and in the control and supply of requisite materials. Our proven manufacturing expertise allows us to produce our products efficiently and in volume quantities.

       Innovative component technology. We utilize our intellectual property and technical expertise to develop optical component solutions to meet the needs of our customers. Our emphasis on design for manufacture enables us to quickly and efficiently translate our designs into volume manufacturing. For example, our DWDM filters incorporate our patented technology that allows a filter to be configured prior to assembly, improving manufacturing efficiencies for our customers.

OUR STRATEGY

       Our objective is to become a leading supplier of fiber optic components and subsystems for metropolitan and last mile access optical networks. We intend to expand our business by providing a wide selection of high quality components and integrated subsystems, maintaining dependable production and delivering continuous product innovation. As key elements of our strategy, we intend to:

       Leverage and expand our broad customer base. In the last 12 months, we have sold our products to more than 150 customers. We plan to capitalize on the relationships we have developed with each of our customers to increase our sales. We intend to derive additional revenues from our customers through the marketing of our recently introduced DWDM wavelength management product line and our integrated modular subsystems. We also intend to capitalize on our product capabilities to establish relationships with new customers. We will continue to work with our broad set of customers to better understand general market needs, particularly in the metropolitan and last mile access markets.


       Offer innovative product solutions. We intend to offer products that address the more exacting performance requirements driven by the increasing complexity of optical networks. We seek to provide our customers with integrated subsystem modules that meet their specific product requirements. For example, our interconnect devices, splitters and couplers can be packaged with our more advanced DWDM multiplexers to offer customized solutions.


       Expand research and development efforts. We intend to continue to expand our research and development team at a rapid pace. This will assist us in leveraging our intellectual property portfolio to broaden and advance our product line. We will focus our development efforts primarily on product offerings which address the growing demand for optical connectivity in metropolitan and last mile access networks.

       Enhance our manufacturing capabilities and efficiencies. We intend to expand our manufacturing capacity and continue to improve process efficiency by adding and refining our automated production processes, quality systems and capacity. We recently leased additional manufacturing space in Sunnyvale, California and are planning to expand our manufacturing facilities in Taiwan. In addition, we are evaluating the expansion of our manufacturing operations into mainland China. Our strategy is to manufacture our products in the most cost-effective location. We expect that new products will be developed and introduced to manufacturing in the United States. Once we have developed and refined the production process in the United States, we expect to transfer certain high volume production to Taiwan. More labor-intensive products may ultimately be manufactured in China.

       Expand our sales, marketing and support efforts. We plan to continue to invest in our sales, marketing and support efforts to strengthen relationships with key communications equipment manufacturers in the metropolitan and last mile access markets, both domestically and internationally. We believe that expanding this effort will allow us to target and sell to new customers, while increasing sales of more advanced components to existing customers. In addition, it will enable us to work with customers to support their requirements for new, innovative products.

       Pursue strategic acquisitions. We may seek to enhance and expand our technology and product offerings through strategic acquisitions. Acquiring complementary and innovative technologies, additional manufacturing expertise and skilled engineering and sales personnel may allow us to expand our business more rapidly than through internal means. We believe that these opportunities can be an important element of our competitive position and can further complement our overall business strategy.

PRODUCTS

       Our passive optical products support the needs of current and next generation optical network systems applications. Our optical path integration solution, or OPIS, product family provides both a comprehensive line of optical interconnect devices, couplers and splitters as well as customized integrated modules incorporating these devices. Our optical amplifier products are specifically designed to serve the needs of high power optical amplifier equipment manufacturers. Our wavelength management products include WDM and DWDM components and modules that utilize thin film filter and fused fiber technologies to separate optical signals. Our advanced optical devices include our all-fiber optical depolarizer, which reduces the degree of polarization of a light source, and our automatic variable optical attenuator, which controls the amount of power in an optical fiber. These advanced products are designed for challenging fiber optic applications.

       OPIS PRODUCTS. In nearly all fiber optic networks, the optical fiber, passive optical components and active optical devices must be joined using optical interconnection systems. Our OPIS platform provides fundamental component support for these applications as well as standard and custom value added integrated solutions that address the need for higher functionality and modularity.

------------------------------------------------------------------------------------------------
                                         OPIS Products
------------------------------------------------------------------------------------------------
NAME                      FEATURES AND FUNCTIONS    BENEFITS                  STATUS
------------------------------------------------------------------------------------------------
                          - Integrate multiple      - Ease of installation
                          components into a single  - Reduce component size   Commercially
 OPIS Modules               package                   for next generation     Shipping
                                                      systems
------------------------------------------------------------------------------------------------
                          - Connect fibers and      - Precision performance
 Optical Connectors,      components                - Low insertion loss      Commercially
 Adapters and Cable       - Customizable                                      Shipping
 Assemblies               - Compact size
------------------------------------------------------------------------------------------------
                          - Distribute optical      - Increase reliability
                          signals to multiple       - Low insertion loss
 Fused Fiber Optical      fibers                    - Expand optical          Commercially
 Splitters and Couplers   - Allow for wide          networks                  Shipping
                          bandwidth
                          - Rugged packaging
------------------------------------------------------------------------------------------------
                          - Control power in        - Increase reliability
 Optical Fixed            optical fibers            - Reduce variability of   Commercially
 Attenuators              - All fiber design        wavelength                Shipping
                          - Rugged packaging
------------------------------------------------------------------------------------------------
                          - Connect devices within  - Reduce component size
 Optical Backplane          communications            for next generation     In development
 Connection Systems         networks                  systems
------------------------------------------------------------------------------------------------

       OPIS Modules. The evolution of optical components is driven by the increasing need for packaging density, module performance and overall cost effectiveness. We design and package our various OPIS components to provide integrated modules for our customers. Our integrated modules reduce our customers' system design requirements and ease implementation.

       Optical Connectors, Adapters and Cable Assemblies. Optical connectors and adapters are precision devices that connect fibers together. Optical cable assemblies are used to bridge relatively short distances with optical paths. We offer a broad range of industry standard connection products that support a wide range of fiber and fiber cable types. Further, with our integrated design and manufacturing capability, we are able to customize these products to meet our customers' needs for compact size and special features. We specialize in providing our customers with high performance custom cable assemblies to serve in conjunction with our optical interconnection solutions at all interface points in the optical communications network.

       Fused Fiber Optical Splitters and Couplers. Fused fiber optical splitters and couplers are branching devices which are used to split optical power from a single fiber, or set of fibers, into a different set of fibers. They are often used to distribute optical signals to multiple locations for processing. These devices utilize signal and power sharing features to reduce the total cost of delivering bandwidth to end users. Our optical splitters and couplers reduce insertion loss, or the power loss incurred when inserting components into an optical path, and deliver high performance, including uniform optical wavelength splitting.

       Optical Fixed Attenuators. Optical fixed attenuators diminish the optical power within a given optical path without interference or reduction in optical signal quality. Typically this function is embedded in an optical connector or adapter element to simplify optical network installation. We utilize attenuated fiber that reduces power while preserving performance characteristics, including optical signal quality and reliability.

       Optical Backplane Connection Systems. Backplanes provide the internal interface, or connection, between various components of optical communication systems. As data transmission rates increase, optical backplanes will be required to ensure that the routing of signals between elements within an optical network is performed at the same rate. We are currently developing interconnection solutions to meet these needs.

       OPTICAL AMPLIFIER COMPONENT PRODUCTS. Optical amplifiers are used to extend the capability of optical networks by increasing optical signals at periodic intervals along a fiber network. Our optical amplifier passive components are specifically designed for incorporation into optical networks and subsystem elements. We offer products with wide wavelength range and low signal loss that enable the high power amplification needed to drive optical signals for long distance or wide distribution.

---------------------------------------------------------------------------------------------
                            Optical Amplifier Component Products
---------------------------------------------------------------------------------------------
NAME                      FEATURES AND FUNCTIONS    BENEFITS                  STATUS
---------------------------------------------------------------------------------------------
                          - Enhance network
 Optical Tap Couplers       monitoring and          - Low power loss
 and Ultra Low              management              - Improve system          Commercially
 Polarization Dependent   - Very low polarization     stability               Shipping
 Loss Tap Couplers          dependent loss
---------------------------------------------------------------------------------------------
                          - Maintain wavelength
                            separation using        - Cost-effective
 Amplifier WDM Couplers   fibers                    - Low power loss          Commercially
                          - Allow for wide          - Improve amplifier       Shipping
                            bandpass                  performance
---------------------------------------------------------------------------------------------
                          - Maintain wavelength
                            separation using        - Improve amplifier
 Amplifier Filter WDMs    filters                     performance             Commercially
                          - Allow for wide          - High isolation          Shipping
                            bandpass
---------------------------------------------------------------------------------------------
                          - Equalize individual
                            wavelength              - Improve amplifier
 Gain Flattening Filters  amplification               performance             In development
                          - Enable longer distance  - Low noise
                            networks
---------------------------------------------------------------------------------------------


       Optical Tap Couplers and Ultra Low Polarization Dependent Loss Tap Couplers. Optical tap couplers are fused fiber branching devices that split off a portion of light to allow for optical monitoring and feedback. These devices are used extensively in fiber amplifier power control. They are also utilized in transmission equipment for performance monitoring and control. Our ultra low polarization dependent loss devices offer low levels of sensitivity to polarization, which is a characteristic of light that can cause a reduction in the power of optical signals. These devices enable more effective monitoring and management of optical networks.


       Amplifier WDM Couplers. Amplifier WDM couplers are used with specialized fibers to combine or separate specific wavelengths of light associated with standard telecommunications optical amplifier requirements. Our amplifier WDM couplers are stable low power loss components with high power handling capability.

       Amplifier Filter WDMs. Amplifier filter WDMs utilize thin film filter technology to maintain wavelength separation in demanding applications. In addition, filter technology allows for narrow wavelength separation. Our amplifier filter WDMs are designed for a range of applications, such as splitting wavelengths and connecting lasers used in wavelength amplification.

       Gain Flattening Filters. Gain flattening filters are used to ensure that signals are amplified in equal amounts. By equalizing the increase, gain flattening filters can significantly improve the performance of amplifiers in multi-channel networks. We are currently developing these products.

       WAVELENGTH MANAGEMENT PRODUCTS. In recent years, wavelength division multiplexing has become the preferred method of increasing bandwidth throughout optical networks. Our wavelength management products serve WDM and DWDM systems as core passive elements that reliably direct and manage larger numbers of optical signal channels. Our wavelength management products also enable network DWDM systems to accurately, efficiently and reliably manage and monitor a large number of optical signals by separating these signals into different paths that can be processed individually.

---------------------------------------------------------------------------------------------
                               Wavelength Management Products
---------------------------------------------------------------------------------------------
NAME                      FEATURES AND FUNCTIONS    BENEFITS                  STATUS
---------------------------------------------------------------------------------------------
                          - Combine and separate
 Fused Fiber WDM          optical signals           - Reduce bandwidth cost   Commercially
 Couplers                 - High power handling     - Low power loss          Shipping
---------------------------------------------------------------------------------------------
                          - Combine and separate    - Low power loss
 Filter WDMs                optical signals         - High wavelength         Commercially
                          - High power handling       isolation               Shipping
---------------------------------------------------------------------------------------------
                                                    - Enable high density
                          - Combine and separate      networks                Commercially
 DWDMs                      optical signals         - Extend use of thin      Shipping 200
                          - Proprietary filter      film technology in DWDM   GHz and 100 GHz
                            technology                networks
---------------------------------------------------------------------------------------------
                                                    - Compact packaging
                                                      design
 Add/Drop DWDM Filters    - Add or drop signals in  - High wavelength         Beta testing
                            DWDM networks             isolation
                                                    - Cost effective
---------------------------------------------------------------------------------------------

       Fused Fiber WDM Couplers. Fused fiber WDM couplers are used to combine and separate optical signals transmitted on different wavelengths. This function provides the first level of bandwidth expansion for a network by increasing a fiber's signal carrying capacity. Fused fiber WDM couplers may also be used to add additional functionality to the network such as network status monitoring. Our fused fiber WDM couplers provide a cost effective way to minimize loss and maximize wavelength isolation.

       Filter WDMs. Our thin film filter based WDMs are also used to combine and separate optical signals. These products allow for higher isolation and more narrow wavelength separations than fused fiber technology. Our filter WDMs are designed for a range of network applications including combining active and passive components and wavelength monitoring, splitting and separating tasks.

       DWDMs. Dense wave division multiplexers, or DWDMs, are integrated optical modules which combine, or multiplex, and separate, or demultiplex, multiple optical signals of different wavelengths on a single fiber. The separation of wavelengths are so narrow, or dense, that a large number of channels (greater than 10) can be combined within the band of usable wavelengths of the fiber itself. We utilize proprietary thin film technology in the development and manufacture of our DWDM products. This technology delivers excellent performance characteristics, including narrow channel separation and wide channel bandpass, which is the range of frequencies that will pass through a filter. Thin film filter technology allows for a range of solutions for 200 GHz, 100 GHz and 50 GHz International Telecom Union wavelength spacing applications, which permit 40 channels, 80 channels, and 160 channels, respectively, to be transmitted across a single fiber. Our DWDMs directly address the scalable channel plans found in metropolitan and last mile access network applications.

       Add/Drop DWDM Filters. Add/drop DWDM filter products are used to insert or extract specific wavelengths in a DWDM system. While a large number of channels can be transmitted through a single fiber network, often only selected channels of information are required at a particular location. Our add/drop components use high performance filter technology and operate with very little optical power loss in order to provide high channel separation and high stability.

       ADVANCED OPTICAL DEVICES. As the capacity and complexity of optical networks continue to increase, future systems face significant challenges. Performance characteristics such as stability, channel balance and power loss due to polarization become difficult to manage without the addition of optical control devices. Our advanced optical devices serve to add further control in next generation networks and network measurement equipment.

----------------------------------------------------------------------------------------------------
                                      Advanced Optical Devices
----------------------------------------------------------------------------------------------------
          NAME             FEATURES AND FUNCTIONS           BENEFITS                  STATUS
----------------------------------------------------------------------------------------------------
                           - Eliminate the effects   - Improved network
                           of polarization             performance
 All-Fiber Depolarizers      dependent loss          - Increase range of       Commercially Shipping
                           - All fiber design          wavelengths
----------------------------------------------------------------------------------------------------
                           - Control power in
 Automatic Variable          optical fibers          - Cost effective
 Optical Attenuators       - Maintain DWDM network   - Improved network        Beta testing
                             stability                 performance
----------------------------------------------------------------------------------------------------

       All-Fiber Depolarizers. Depolarizers are devices that reduce the degree of polarization of a light source. As polarization effects become a more significant limiting factor in next generation network performance, depolarization becomes an increasingly important tool in developing solutions to design constraints. We have developed and patented an all-fiber depolarizer which can significantly depolarize light from a range of sources, including those used in communications networks and fiber optic test and measurement equipment.

       Automatic Variable Optical Attenuators. Automatic variable optical attenuators are designed to control the optical power in a fiber. They are often combined with an active system component to maintain optical power on a network even if the input signal is changing power. Our automatic variable optical attenuators are specifically designed for application in DWDM networks for use with individual channel source elements such as add/drop transmitters. The cost and performance characteristics of our automatic variable optical attenuators are specifically targeted to allow for the use of these devices in volume as principal DWDM channel stabilization components.

       NON RECIPROCAL OPTICAL DEVICES. Non reciprocal optical devices provide non reversible light direction control. These products allow light to travel through fiber in only one direction, blocking light from travelling in the reverse direction. These devices are used in amplifier design and optical add/drop multiplexing. We are currently developing the following products:

----------------------------------------------------------------------------------------------------
                                   Non Reciprocal Optical Devices
----------------------------------------------------------------------------------------------------
          NAME             FEATURES AND FUNCTIONS           BENEFITS                  STATUS
----------------------------------------------------------------------------------------------------
                           - Enable optical          - Cost effective
                              add/drop networks      - Low insertion loss
 Optical Circulators                                 - High wavelength         In development
                                                       isolation
----------------------------------------------------------------------------------------------------
                           - Enable further size     - Compact size
 Optical Isolator Taps       reduction               - High stability          In development
----------------------------------------------------------------------------------------------------
 Optical Isolator          - Enable further size     - Compact size
 Filter WDMs                 reduction               - High stability          In development
----------------------------------------------------------------------------------------------------

       Optical Circulators. Optical circulators are used to direct signal paths in optical fibers with low insertion loss and through multiple ports that require wavelength isolation.

       Optical Isolator Taps. Optical isolator taps are compound devices which combine wavelength isolation and tap functions of discrete devices in a single compact device.

       Optical Isolator Filter WDMs. Optical isolator filter WDMs are compound devices which combine the wavelength isolation and filter wavelength division multiplexing functions of discrete devices in a single compact device.

TECHNOLOGY

       Our developed technologies enable us to continue to expand our product line and to increase the penetration of the OPIS, amplifier components and wavelength management products in the optical communications market. These technologies span several material, process and design disciplines necessary to develop and manufacture high performance fiber optic products.

       Interconnection Systems Technology. We have developed technological expertise in polymer molding, mold-making and metal machining, which allows for greater control in manufacturing, more innovative design of new products and reduced development time for new product introductions.

       Fused Fiber Technology. Our fusion process and related machine building technology allow us to better control the manufacture of fused fiber devices. This leads to improved manufacturing yields and higher component performance.

       Advanced Optical Packaging Technology. Our patent-pending v-collimator technology enables the pre-tuning of DWDM optical assemblies in the manufacturing process. This capability contributes to greater manufacturing efficiency, overall material cost reduction and enhanced performance.

       Optical Component Integration Technology. We are continually developing technology to further integrate components in higher density and customer-specific packaging in support of our OPIS product line. This technology includes fiber fusion, fiber routing, testing across technology platforms and reliable packaging.

       DWDM Thin Film Design Technology. Our patented DWDM Multi-Integrated Cavity Segment technology allows us to double the cavity structure of fabricated thin film devices while maintaining performance integrity of the individual device segments. This post-fabrication technology relaxes the requirements that thin film vendors must meet for us to achieve high performance results, and enables us to achieve higher performance results with decreased time to market.

       Depolarizer Technology. Our patented all-fiber depolarizers are based on fused fiber technology and our proprietary design. This results in a fully passive depolarizer which is effective at significantly reducing the states of polarization of relatively narrow linewidth light sources. This is particularly useful in the test and measurement of advanced optical components.

       Other Technology. We have developed technology and have filed several patents covering various optical component and associated manufacturing processes. These product areas include, among others, circulators and variable optical attenuators.

INTELLECTUAL PROPERTY


       We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. As of September 30, 2000, we had three U.S. patents, six additional U.S. patents allowed and ten U.S. patents pending. The three U.S. patents expire between May 1, 2017 and December 5, 2017. We also had two foreign patents issued, four foreign patents allowed and 22 foreign patents pending. One foreign patent issued will expire in March 2006. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them.


       To date we have not received any notice or claim of infringement. However, from time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functioning of products overlaps. Patents of third parties may be determined to be valid, or some of our products may ultimately be determined to infringe them. Other companies may pursue litigation with respect to those or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

CUSTOMERS

       We sell our products to communications equipment manufacturers that incorporate our products into their systems that they in turn sell to network service providers. In certain cases, we sell our products to other component manufacturers for resale or inclusion in their products. In the 12 months ended September 30, 2000, we sold our products to more than 150 customers. For each of the markets which our customers' products primarily serve, the following table shows, in alphabetical order, our customers who have purchased $100,000 or more of our products during the 12 months ended September 30, 2000.



                                                      ACCESS/PON
      LONG-HAUL              METROPOLITAN              BROADBAND
----------------------  -----------------------  ---------------------
Alcatel                 Geyser Networks          ANTEC
Marconi Communications  Optimight                Harmonic
                        Redback Networks         Motorola
                                                 Scientific-Atlanta

 LOCAL AREA NETWORKS          SUBSYSTEMS                 OTHER
----------------------  -----------------------  ---------------------
AGU Datentechnik        Avanex                   ACS Industries
AI/FOCS                 JDS Uniphase             Chuan Wei
Arctic Fiber            Moon                     Continental Optronics
Brugg Telecom           3M                       EXFO
Gruber                  Tyco Electronics         Explorer
Leviton                                          Fibertron
NORDX/CDT                                        Fico
North American Cable                             FONS
Ortronics                                        Ottawa Mould Craft
Quality Fiber                                    Spoval
Connection

       In the 12 months ended September 30, 2000, our largest customer accounted for 8.6% of our revenues.

BACKLOG

       We define backlog to include orders for which we expect to recognize revenues within the succeeding 12 months. Our backlog was approximately $732,000 and $6.2 million as of September 30, 1999 and 2000, respectively. Sales are made pursuant to purchase orders, which are frequently subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, distributor returns or price reductions, our backlog, as of any particular date, may not be representative of actual sales for any succeeding period.

SALES, MARKETING AND TECHNICAL SUPPORT

       Sales. Our direct sales force markets and sells our products primarily in the United States. We also maintain a sales support staff in Taiwan to service customers based in the Asia Pacific region. Our direct sales force and technical marketing personnel maintain close contact with our customers and provide technical support. We are planning to expand our sales force in the United States and to establish an international distribution network.

       Marketing. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential customers about the capabilities and benefits of our products. Our marketing efforts include participating in industry trade shows and technical conferences, advertising in trade journals and communicating through our corporate Web site and direct mail.

       Technical Support. We maintain a technically knowledgeable support staff that is critical to our development of long-term customer relationships. Our technical support staff works closely with our customers to understand their product requirements, assists them with utilizing our product line, and develops customized product solutions.

COMPETITION

       The fiber optic component industry is highly competitive and subject to rapid technological change. We believe that the principal differentiating factors in the fiber optic component market are support for multiple optical interfaces, high optical power, wavelength selection, manufacturing capacity, reliable and compact packaging, price, product innovation and reliability. We believe we compete favorably in each of these areas. Based on our assessment of the performance and price of similar competitive offerings, we believe that our products compare favorably, although we cannot assure that they will continue to do so.


       Our principal competitors in the components market include Avanex, Corning, DiCon Fiberoptics, Gould, JDS Uniphase, which recently acquired E-TEK Dynamics and announced its intended acquisition of SDL, Lucent, Luminent, New Focus, Oplink, Stratos Lightwave and Tyco Electronics. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with niche companies that offer a more limited product line. Competitors throughout the optical component industry, including those who sell active components, may rapidly become competitors in portions of our business. Competitors who provide both active and passive components may have a competitive advantage because they provide a more complete product solution than we provide. In addition, our industry has recently experienced significant consolidation, and we anticipate that further consolidation will occur. This consolidation has further increased competition. We cannot assure you that we will be able to compete successfully with existing or future competitors or that competitive pressures will not seriously harm our business, operating results and financial condition.


PRODUCT DEVELOPMENT

       As of September 30, 2000, we had 36 engineers and technicians directly involved in research and development of our products both in the United States and in Taiwan. Our engineering team has extensive design, packaging, processing and software experience in optical components, interfaces and systems. In addition, as of September 30, 2000, we had 74 manufacturing engineers, operators and managers involved in manufacturing start-up and sample production activities of our DWDM product line. Costs related to these activities were included in research and development through June 30, 2000.

       Our primary product development center is located in Sunnyvale, California. We also maintain a product development center in Tu-Cheng City, Taiwan. Our research and development expense was $526,000, $1.5 million, $1.5 million and $2.7 million for the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 2000, respectively. We have increased, and intend to continue to increase, our research and development budget and staff to enhance our current fiber optic components and integrated modules, and to develop new technologies and products to serve the next generation communication markets.

MANUFACTURING

       We currently manufacture the majority of our OPIS and optical amplifier products at our facility in Tu-Cheng City, Taiwan. We manufacture our filter-based and advanced products at our headquarters in Sunnyvale, California. We have recently increased our manufacturing capacity by expanding the size of our Sunnyvale, California manufacturing operations from approximately 5,200 square feet to approximately 16,000 square feet. In addition, we are planning to expand our manufacturing facilities in Tu-Cheng City.

       Each of our facilities maintains comprehensive in-house manufacturing processes, including component and integrated module design, integration, production and testing. We plan to continue to invest resources in manufacturing management, engineering and quality control. We also plan to continue to develop automated manufacturing systems to provide higher throughput, improve yields and reduce our manufacturing costs.

       A number of critical raw materials and components used in manufacturing our products are acquired from single or limited source suppliers. The inability to obtain sufficient quantities of those materials or components may result in delays, increased costs, and reductions in our product shipments.

       We have established a quality management system to assure that the products we provide to our customers meet or exceed industry standards. This system is based on the international standard ISO 9000. Our Taiwan facility has been ISO 9002 certified in manufacturing since June 1997. Our United States facility has been ISO 9001 certified in manufacturing since August 2000.

FACILITIES

       In the United States, we lease a total of approximately 22,200 square feet in two buildings located in Sunnyvale, California. Of the 22,200 square feet:

       - we lease a 11,700 square feet of administrative, sales, marketing, and manufacturing space pursuant to a lease that expires in May 2004; and

       - we lease a 10,500 square foot manufacturing facility pursuant to a lease that expires in July 2004.

       In Taiwan, we lease a total of approximately 38,800 square feet in one facility located in Tu-Cheng City, Taiwan. The manufacturing facility totals approximately 25,200 square feet, and 13,600 square feet are office and product development space. The leases for these facilities expire at various times from April 2001 to May 2003.

EMPLOYEES

       As of September 30, 2000, we had 126 full-time employees located in the United States, 29 of whom were engaged in product development, 70 in manufacturing production, four in quality, 12 in sales, marketing, application support and customer service, and 11 in general and administration. As of September 30, 2000, we had 287 full-time employees located in Taiwan, six of whom were engaged in product development, 247 in manufacturing, 13 in quality, and 21 in sales, general and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

LEGAL PROCEEDINGS

       From time to time, we may be involved in litigation relating to claims arising in the ordinary course of business. As of the date of this prospectus, there are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

       The following table shows information about our executive officers and directors as of September 30, 2000:

                  NAME                     AGE                        POSITION
                  ----                     ---                        --------
Peter C. Chang...........................  41    Chairman of the Board, Chief Executive Officer and
                                                   President
Gregory W. Barnes........................  51    Vice President, U.S. Operations
John M. Harland..........................  48    Vice President, Finance and Chief Financial Officer
David A. Hubbard.........................  40    Vice President, Sales and Marketing
James Lee................................  37    Vice President and General Manager, Asian
                                                   Operations
Wei-shin Tsay, Ph.D......................  48    Senior Vice President, Product Development
R. David Dicioccio.......................  42    Director
Gwong-Yih Lee............................  46    Director
Peter T. Morris..........................  43    Director
Michael Tung.............................  45    Director
James C. Yeh.............................  43    Director


       PETER C. CHANG has served as our Chairman of the Board, Chief Executive Officer and President since our formation in December 1995. From 1990 to 1995, Mr. Chang was Division Manager at Hon Hai Holding. From 1984 to 1988, he was an engineer at AlliedSignal Inc. and from 1988 to 1990 was a member of the technology staff at Lucent Bell Labs. Mr. Chang received a B.S. in Mechanical Engineering from National Taiwan University and an M.S. in Mechanical Engineering from Notre Dame University.


       GREGORY W. BARNES has served as our Vice President, U.S. Operations since April 2000. From February 1994 to March 2000 he served as a General Manager at Xerox Corporation. Mr. Barnes received an M.B.A. and a B.S. in Engineering from California State University Pomona.

       JOHN M. HARLAND has served as our Vice President of Finance and Chief Financial Officer since July 2000. From April 2000 to July 2000, Mr. Harland served as Vice President, Finance, Chief Financial Officer and Secretary of Medpool.com, an internet-based trading exchange between hospitals and suppliers. From January 1998 to January 2000, Mr. Harland was Vice President, Finance and Administration, Chief Financial Officer and Secretary of Biometric Imaging, Inc., a cell-analysis diagnostic company acquired by Becton Dickinson in February 1999. From October 1996 to December 1997, he was Vice President, Finance and Administration, Chief Financial Officer and Treasurer of Influence, Inc. From May 1995 to October 1996, he was Vice President, Finance and Administration, Chief Financial Officer and Secretary of Indigo Medical, Incorporated, which was acquired by Johnson & Johnson in August 1996. Mr. Harland received his M.A. from Cambridge University in Business Studies and Natural Sciences, his M.B.A. from Golden Gate University and is a Certified Public Accountant.


       DAVID A. HUBBARD has served as our Vice President, Sales and Marketing since September 1996. From February 1995 to September 1996, Mr. Hubbard was Director of Marketing/Business Development at Tracor/AEL Industries. Mr. Hubbard received his M.S. from University of Connecticut and his B.S. from State University of New York.


       JAMES LEE has served as our Vice President and General Manager, Asian Operations since March 1996. From August 1993 to February 1996, Mr. Lee served as General Manager of mainland China Operations at Seagull Group Corporation, a manufacturer of stone products. Mr. Lee holds a B.S. in Industrial Management from the National Taiwan University of Technology.

       WEI-SHIN TSAY, PH.D. has served as our Senior Vice President, Product Development since August 2000. From May 1999 to August 2000, Dr. Tsay served as a Director of Marketing for the Asia/ Pacific region for the Transmission Systems Division of JDS Uniphase. From July 1997 to March 1999, he was a Director of Engineering for the Transmission Systems Division at JDS Uniphase. From February 1997 to July 1997, Dr. Tsay was the Director of Operations at Uniphase Telecom Products. From May 1996 to February 1997, he was a Director Digital Transmission at Uniphase Telecom Products. From February 1994 to May 1996, Dr. Tsay was the Product Manager of High Performance Lasers for the Optoelectronics Strategic Business Unit at AT&T/Lucent Microelectronics. Dr. Tsay received an M.S. in Manufacturing Systems Engineering from Lehigh University, a Ph.D. in physics from the University of Rochester and a B.S. in physics at the National Tsing-Hua University in Hsin-Chu, Taiwan.


       R. DAVID DICIOCCIO has served as a director since March 2000. Since November 1998, Mr. Dicioccio has served as President of RDD Associates, LLC, an investor in and strategic advisor to early stage and established technology companies. From 1992 to 1998, he served as Managing Director and Head of the Technology and Communications Investment Banking practice at PaineWebber Incorporated. He has served as a director of Tvia, Inc. since February 2000. Mr. Dicioccio received an A.B. in Political Science from Stanford University and an M.B.A. from Harvard University.


       GWONG-YIH LEE has served as a director since August 2000. Since September 1999, when Cisco Systems acquired TransMedia Communications, Inc., Mr. Lee has served as Senior Director and General Manager at Cisco Systems in the Multiservice Switching Business Unit for TransMedia. In March 1998, Mr. Lee established TransMedia and served as President and Chief Executive Officer until September 1999. Prior to establishing TransMedia, Mr. Lee established DigiCom Systems, Inc. in May 1987 and served as its President and Chief Executive Officer until March 1998. Mr. Lee received a B.S. in Control Engineering from National Chiao-Tung University in Taiwan and an M.S. in Electrical Engineering from New York University.


       PETER T. MORRIS has served as a director since July 2000. From 1992 to the present, he has been a general partner of New Enterprise Associates, a venture capital firm. Mr. Morris also serves on the boards of directors of Accelerated Networks, Inc., iAsiaWorks, Gadzoox Networks, Inc., Packeteer, Inc., Virata Corporation and several private companies. Mr. Morris received both a B.S. in Electrical Engineering and an M.B.A. from Stanford University.


       MICHAEL TUNG has served as a director since June 2000. From July 2000 to the present, Mr. Tung has served as the Chief Financial Officer of Foxconn Optical Technology Inc. From 1992 to June 2000 he was the Chief Financial Officer of Acer America Corporation. Mr. Tung also serves on the boards of directors of Foxconn Optical Technology Inc., FOTI Management Inc. and FOTI Technology Inc. Mr. Tung received a B.A. in Accounting from Tan Kang University in Taiwan.


       JAMES C. YEH has served as a director since our formation in December 1995. In 1995, Mr. Yeh co-founded Advis, Inc., a developer of video communication and information appliance technologies, and since January 1996 he has served as its Chairman of the Board. Since January 1991, Mr. Yeh has served as President of Matics Computer Systems, Inc., a computer PC systems and peripherals company. Mr. Yeh holds a B.S. in Mathematics from Tamkang University and an M.S. in Systems Science and Mathematics from Washington University, Saint Louis.

BOARD OF DIRECTORS, COMMITTEES AND OTHER INFORMATION

       We currently have six authorized directors. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors have been elected. There are no family relationships among any of our directors or executive officers.

       Immediately following the offering, our board will consist of six directors divided into three classes, each class serving for a term of three years, except for the first two classes which initially will serve for one and two year terms, respectively, as follows:


             CLASS                EXPIRATION          NAME
             -----                ----------          ----
Class I.........................     2001      Peter C. Chang
                                               R. David Dicioccio
Class II........................     2002      Peter T. Morris
                                               Michael Tung
Class III.......................     2003      Gwong-Yih Lee
                                               James C. Yeh


       Directors to replace those whose terms are expiring will be elected at each annual meeting of stockholders by a vote of the holders of a majority of the voting power represented at the meeting.

       Compensation Committee and Non-Executive Compensation Committee. Our board of directors has a compensation committee and a non-executive compensation committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors, officers and employees and administering various incentive compensation and benefit plans. Mr. Dicioccio and Mr. Yeh are the current members of the compensation committee. Our non-executive compensation committee develops and monitors compensation arrangements and grants option awards for employees that are not officers or directors, and administers our non-executive compensation plans. Mr. Chang is the sole director on the non-executive compensation committee. Prior to fiscal 2000, the responsibilities of the compensation committee and the non-executive compensation committee were fulfilled by the full board of directors.


       Audit Committee. Our audit committee reviews our annual audit and meets with our independent auditors to review our internal accounting procedures and financial management practices. Mr. Lee, Mr. Morris and Mr. Tung are the current members of the audit committee.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       Except as we otherwise describe below, no interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

       Since January 2000, one of our directors, R. David Dicioccio, has provided financial advisory services as a consultant in exchange for an option to purchase 150,000 shares of our common stock at an exercise price of $0.20 per share. The fair value of these options was determined to be $288,600 using the Black-Scholes option pricing model.

DIRECTOR COMPENSATION

       Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

       We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also receive an initial grant of an option to purchase 30,000 shares of our common stock at the fair market value of our common stock as determined by the board of directors on the date of grant, which vests ratably over 36 months, and an option to purchase 30,000 additional shares of our common stock every three years at the fair market value of our common stock as determined by the board of directors on the date of grant, which vests ratably over 36 months.

EXECUTIVE COMPENSATION

       The following table summarizes all compensation paid to our chief executive officer, our named executive officer. The total annual salary and bonus paid to each of our other executive officers did not exceed $100,000 for services rendered in all capacities to us during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE


                                                                                   LONG TERM
                                                                                  COMPENSATION
                                                                   ANNUAL         ------------
                                                                COMPENSATION       SECURITIES
                                                              ----------------     UNDERLYING
                    NAME AND POSITION(S)                      SALARY     BONUS      OPTIONS
                    --------------------                      -------    -----    ------------
Peter C. Chang..............................................  $66,000     --        275,000
  Chief Executive Officer and President


       The following table summarizes annualized salary paid to our chief executive officer and to our other executive officers whose total annual salary will exceed $100,000, or would exceed $100,000 had they been in our employ at the beginning of the fiscal year, for services rendered in all capacities to us during the fiscal year ended December 31, 2000. The table also includes options granted to these executive officers from January 1, 2000 through September 30, 2000.

                               COMPENSATION TABLE


                                                                             LONG TERM
                                                                            COMPENSATION
                                                                            ------------
                                                                             SECURITIES
                                                              ANNUALIZED     UNDERLYING
                    NAME AND POSITION(S)                        SALARY        OPTIONS
                    --------------------                      ----------    ------------
Peter C. Chang..............................................   $160,000      1,125,000
     Chief Executive Officer and President
Gregory W. Barnes...........................................    120,000        300,000
     Vice President, U.S. Operations
John M. Harland.............................................    150,000        330,000
     Vice President, Finance and Chief Financial Officer
David A. Hubbard............................................    120,000        100,000
     Vice President, Sales and Marketing
Wei-shin Tsay, Ph.D. .......................................    140,000        500,000
     Vice President, Product Development


STOCK OPTIONS


       The following tables set forth certain information for the fiscal year ended December 31, 1999 with respect to stock options granted to our named executive officer. The percentage of total options granted is based on an aggregate of 1,402,000 options granted in 1999. Mr. Chang did not exercise any options during the last fiscal year.


                             OPTION GRANTS IN 1999


                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                              INDIVIDUAL GRANTS                             ANNUAL RATES
                          ----------------------------------------------------------       OF STOCK PRICE
                             NUMBER OF      PERCENT OF TOTAL                              APPRECIATION FOR
                            SECURITIES      OPTIONS GRANTED                                  OPTION TERM
                            UNDERLYING      TO EMPLOYEES IN    EXERCISE   EXPIRATION   -----------------------
          NAME            OPTIONS GRANTED     FISCAL YEAR       PRICE        DATE          5%          10%
          ----            ---------------   ----------------   --------   ----------   ----------   ----------
Peter C. Chang(1).......      275,000            19.60%         $0.20     9/16/2009    $5,320,352   $8,504,350


------------
(1) These options are fully vested. The exercise price is equal to 100% of the fair market value of our common stock, as determined by the board of directors, on the date of grant. The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment. The

    5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

STOCK PLANS

     1997 Stock Plan


       Our 1997 Stock Plan provides for the granting of incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, or the Code, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors, including non-employee directors, and consultants. As of September 30, 2000, 3,406,667 shares of common stock have been issued upon exercise of options granted under our 1997 Stock Plan and 2,739,700 options to purchase shares of common stock were outstanding. Options granted under the 1997 Stock Plan generally become exercisable at the rate of 1/4 of the total number of shares subject to the options 12 months after the vesting commencement date, and 1/4 of the total number of shares subject to the options every 12 months thereafter. The 1997 Stock Plan provides that in the event there is a stock split, stock dividend or other combination or reclassification of our common stock, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. Additionally, if we are involved in a merger with or into another corporation, options granted under the 1997 Stock Plan terminate immediately prior to the effective date of such a merger, unless the surviving or acquiring company assumes them. Our 2000 Stock Plan is intended to serve as a successor to the 1997 Stock Plan. When our 2000 Stock Plan becomes effective, no further grants will be made under the 1997 Stock Plan.


     2000 Stock Incentive Plan


       The board of directors adopted our 2000 Stock Incentive Plan on September 7, 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 1,500,000 shares of common stock are currently reserved for issuance under the 2000 Stock Plan pursuant to the direct award or sale of shares or the exercise of options granted under the 2000 Stock Plan. However, in no event may one participant in the 2000 Stock Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per fiscal year. The number of shares reserved for issuance under the 2000 Stock Plan will be increased on the first day of each of our fiscal years from 2001 through 2010 by the lesser of:



     - 1,700,000 shares;



     - 5% of the fully diluted outstanding shares of common stock on January 1 of each year; or



     - the number of shares determined by the board of directors.


     If any option granted under the 2000 Stock Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. Also, if any option granted under the 2000 Stock Plan expires or terminates for any reason without having been exercised in full, then the number of shares available for issuance under the 2000 Stock Plan will be increased by a number equal to the unpurchased shares subject to that option.

       Under the 2000 Stock Plan, all of our employees, outside directors and consultants are eligible to purchase shares of common stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options, or ISOs, intended to qualify under
Section 422A of the Internal Revenue Code of 1986, as amended, or the Code. The 2000 Stock Plan is administered by the Compensation Committee of our the Board of Directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid to us upon sale or exercise and vesting schedules in connection with each sale, award or grant.

       The exercise price under the nonstatutory options must be at least par value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of our voting power cannot exceed five years.

     2000 Employee Stock Purchase Plan


       The board of directors adopted our 2000 Employee Stock Purchase Plan on September 7, 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 1,500,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years from 2001 by the lesser of:



       - 1,000,000 shares; or


       - 1% of our outstanding common stock on the last day of the immediately preceding fiscal year.


       Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation. The maximum number of shares a participant may purchase during a single accumulation period is 1,333 shares.


       The 2000 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing in May and November of each year. Two accumulation periods, consisting of the six month periods commencing on May 1 and November 1, will begin each year. During each accumulation period, payroll deductions will accumulate, without interest. On the last trading day of each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to commence on the date of this offering and end on October 31, 2002. The initial accumulation period is expected to begin on the date of this offering and end on April 30, 2001.

       The purchase price will be equal to 85% of the fair market value per share of common stock on either the last trading day of the month in which the accumulation period expired or the last trading day before the commencement of the applicable offering period, whichever is less. Employees may withdraw from the plan and receive a refund of their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with Alliance Fiber Optic Products, Inc. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

401(K) PLAN

       Effective January 1999, we established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under our 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by us on behalf of all participants in the 401(k) Plan. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

INDEMNIFICATION AGREEMENTS

       We plan to enter into agreements to indemnify our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


       From January 1997 through September 2000, we sold shares of our convertible preferred stock in private financings as follows:



       - 2,100,000 shares of Series A convertible preferred stock at $1.56 per share in January 1998;



       - 2,000,000 shares of Series B convertible preferred stock at $2.00 per share in January 2000; and



       - 5,000,000 shares of Series C convertible preferred stock at $5.50 per share in July and August 2000.



       Each share of convertible preferred stock will convert automatically into one share of common stock upon the closing of this offering. The purchasers of the convertible preferred stock include the following directors, executive officers, holders of more than 5% of our securities and their affiliated entities:



                                                SHARES OF CONVERTIBLE PREFERRED STOCK
                                               ---------------------------------------
                 INVESTOR                       SERIES A      SERIES B      SERIES C
                 --------                      -----------    ---------    -----------
Peter C. Chang.............................            --      140,000(1)          --
R. David Dicioccio.........................            --           --        100,000(2)
John M. Harland............................            --           --         21,500(3)
Entities affiliated with CPY &
  Associates...............................            --      980,000(4)          --
Foxconn Holding Limited....................            --      500,000             --
Entities affiliated with New Enterprise
  Associates...............................            --           --      2,000,000
Transpac Nominees PTE Ltd..................     2,100,000           --             --


------------

(1)Consists of 140,000 shares held by Mr. Chang's brother.



(2) Purchased at $5.50 per share, compared to the deemed fair market value of $11.76 per share at the time of the purchase.



(3) Purchased at $5.50 per share, compared to the deemed fair market value of $11.76 per share at the time of the purchase and includes 12,000 shares held in the name of Mr. Harland's minor children.



(4) Includes 400,000 shares held by CPY USA I, 275,000 shares held by CPY USA II, 155,000 shares held by CPY International and 150,000 shares held by CPY California.



       The purchasers of the above shares of convertible preferred stock are entitled to registration rights. See "Description of Capital
Stock -- Registration Rights."

INDEBTEDNESS OF MANAGEMENT

       The individuals listed below elected to pay the exercise price for some of their outstanding options with full recourse promissory notes secured by the common stock underlying the options. All of the notes bear interest at 6.50% per year, except for the note from John M. Harland, which bears interest at 7.00% per year. As of September 30, 2000, the principal of and interest on these notes have not been paid. The interest accrued to date and the original total principal amounts of the promissory notes executed by each executive officer in favor of the Company are:


                                                                            INTEREST
                                                                             ACCRUED
                                                                              AS OF
                                             SHARES                       SEPTEMBER 30,      ORIGINAL
   EXECUTIVE OFFICER         NOTE DATE      PURCHASED       NOTE DUE          2000         NOTE AMOUNT
   -----------------      ----------------  ---------   ----------------  -------------   --------------
Peter C. Chang..........   January 1, 2000    355,000    January 1, 2004     $2,876         $   59,000
Peter C. Chang..........  January 30, 2000    125,000   January 30, 2004      1,083             25,000
Peter C. Chang..........       May 2, 2000  1,000,000    January 1, 2004      5,417            200,000
Gregory Barnes..........      June 9, 2000    250,000       June 9, 2004      2,505            125,000
Gregory Barnes..........   August 25, 2000     50,000    August 25, 2004        634            100,000
John M. Harland.........     July 26, 2000    330,000      July 26, 2004      4,158            330,000
David A. Hubbard........     April 5, 2000    225,000      April 4, 2004        358             11,250
David A. Hubbard........   August 25, 2000    100,000    August 25, 2004        785            100,000
Wei-shin Tsay...........   August 25, 2000    500,000    August 25, 2004      6,338          1,000,000


CHANGE OF CONTROL ARRANGEMENTS


       The stock option agreement with R. David Dicioccio provides that stock options granted to Mr. Dicioccio will automatically vest if his relationship with us is involuntarily terminated after a change of control of our company, as those terms are defined in the agreement. The stock option agreement with Peter
C. Chang provides that one half of the unvested stock options granted to Mr. Chang will automatically vest upon a change of control of our company, as those terms are defined in the agreement. The stock option agreement with John M. Harland provides for the automatic vesting of the number of shares calculated on a pro rata basis as if vesting occurred on a monthly basis over 48 months beginning on the vesting commencement date, plus 25% of the unvested shares subject to the option, in the event that, in contemplation of, or at any time after a change of control of our company, Mr. Harland's employment is involuntarily terminated other than for cause or is constructively terminated, as those terms are defined in the agreement. As of September 30, 2000, an aggregate of 608,717 unvested common stock options are subject to change of control provisions.


CONSULTING ARRANGEMENT

       Since January 2000, one of our directors, R. David Dicioccio, has provided financial advisory services as a consultant in exchange for an option to purchase 150,000 shares of our common stock at an exercise price of $0.20 per share. The fair value of these options was determined to be $288,600 using the Black-Scholes option pricing model.

       We believe the transactions described above are on terms no less favorable than could have been obtained from unaffiliated third parties.

       For information concerning indemnification of directors and officers, see "Management -- Indemnification Agreements" and "Description of Capital
Stock -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

       The following table sets forth information about the beneficial ownership of our common stock on September 30, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

       - our named executive officer;

       - each of our directors;

       - each person known to us to be the beneficial owner of more than 5% of our common stock; and

       - all of our executive officers and directors as a group.

       Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Alliance Fiber Optic Products, Inc., 735 North Pastoria Avenue, California 94085.


       We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 30,206,667 shares of common stock outstanding on September 30, 2000 and 34,706,667 shares of common stock outstanding upon completion of this offering.


       In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.


                                                                                 PERCENTAGE OF
                                                               NUMBER OF          COMMON STOCK
                                                               SHARES OF       BENEFICIALLY OWNED
                                                              COMMON STOCK    --------------------
                                                              BENEFICIALLY     BEFORE      AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED        OFFERING    OFFERING
            ------------------------------------              ------------    --------    --------
DIRECTORS AND NAMED EXECUTIVE OFFICER:
Peter C. Chang(1)...........................................    5,020,000       16.6%       14.5%
R. David Dicioccio(2).......................................      250,000          *           *
Gwong-Yih Lee...............................................           --         --          --
Peter Morris(3).............................................    2,000,000        6.6         5.8
Michael Tung(4).............................................           --         --          --
James Yeh(5)................................................    2,980,000        9.9         8.6
5% STOCKHOLDERS:
Foxconn Holding Limited(6)..................................    8,000,000       26.5        23.1
Entities affiliated with CPY & Associates(5)................    2,980,000        9.9         8.6
Transpac Nominees PTE Ltd.(7)...............................    2,900,000        9.6         8.4
Entities affiliated with New Enterprise Associates(3).......    2,000,000        6.6         5.8
Jackson Liu.................................................    1,680,000        5.6         4.9
OTHER:
Weiss, Peck & Greer Venture Partners(8).....................    1,400,000        4.6         4.0
All Directors and Executive Officers as a group
  (11 persons)(9)...........................................   19,980,000       66.1        57.6


-------------------------
 *  Less than 1%.


(1) Includes 812,500 shares subject to our right of repurchase, which we may exercise as to unvested shares previously exercised upon Mr. Chang's termination of employment, 406,250 shares subject to acceleration of vesting in connection with a change of control, 40,000 shares held in the name of Mr. Chang's minor children and 2,000,000 shares held in the name of the Chang Family LLC.

(2) Includes 106,217 shares subject to our right of repurchase, which we may exercise as to unvested shares previously exercised upon Mr. Dicioccio's termination as a consultant. These 106,217 shares are also subject to acceleration of vesting in connection with a change of control.



(3) Principal address is 2490 Sand Hill Road, Menlo Park, CA 94025. Includes 1,999,546 shares held by New Enterprise Associates 9, L.P. and 454 shares held by NEA Ventures 2000 L.P. Mr. Morris is a general partner of New Enterprise Associates. The general partners of New Enterprise Associates 9, L.P., Stewart Alsop, Peter J. Barris, Nancy Dorman, Ronald H. Kase, C. Richard Kramlich, Arthur J. Marks, Thomas C. McConnell, Peter T. Morris, John M. Nehra, Charles W. Newhall III and Mark W. Perry, have dispositive and voting power for the shares held by New Enterprise Associates 9, L.P. and NEA Ventures 2000, L.P. Mr. Morris disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.



(4)Does not include 8,000,000 shares held by Foxconn Holding Limited. Foxconn Holding Limited and Foxconn Optical Technology, Inc. are both subsidiaries of Hon Hai Precision Industry Companies, Limited. Mr. Tung is the chief financial officer of Foxconn Optical Technology, Inc.



(5) Principal address is 45036 Cougar Circle, Fremont, CA 94539. Includes 2,000,000 shares held by CPY & Associates, 400,000 shares held by CPY USA I, 275,000 shares held by CPY USA II, 155,000 shares stock held by CPY International and 150,000 shares held by CPY California. CPY & Associates, CPY USA I, CPY USA II, CPY International and CPY California are affiliates since they are under the common control of Mr. Yeh. Mr. Yeh is the manager of CPY & Associates and has dispositive and voting power for the shares held by CPY & Associates, CPY USA I, CPY USA II, CPY International and CPY California. Mr. Yeh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.



(6) Principal address is #2 Tsu-yu Street, Tu-cheng, Taipei Hsien, Taiwan. The board of directors of Foxconn Holding Limited has dispositive power for the shares and has delegated voting power to Ms. Chiu Lian Huang. One of our directors, Mr. Tung, is the chief financial officer of Foxconn Optical Technology, Inc. Both Foxconn Holding Limited and Foxconn Optical Technology, Inc. are subsidiaries of Hon Hai Precision Industry Companies, Limited.



(7) Principal address is 6 Shenton Way #20-09, DBS Building Tower Two, Singapore 068809. Mr. Swan Chen has dispositive and voting power for the shares held by Transpac Nominees PTE Ltd.



(8) Principal address is 555 California Street, Suite 3130, San Francisco, CA 94104. These shares are held by Weiss, Peck & Greer LLC as agent for Weiss, Peck & Greer Venture Associates VI, L.P. (1,217,867 shares), Weiss, Peck & Greer Venture Associates VI-A, L.P. (13,272 shares), and Weiss, Peck & Greer Venture Associates VI Cayman, L.P. (168,861 shares). Christopher J. Schaepe is a managing member of Venture Investors General Partner, L.L.C., the general partner of Weiss, Peck & Greer Venture Associates VI, L.P., Weiss, Peck & Greer Venture Associates VI-A, L.P. and Weiss, Peck & Greer Venture Associates VI Cayman, L.P. Mr. Schaepe has dispositive and voting power for these shares, and disclaims beneficial ownership except to the extent of his pecuniary interest therein.



(9) Includes 575,000 shares subject to options exercisable within 60 days of September 30, 2000 and 2,148,750 shares are subject to our right of repurchase upon the officers' or directors' termination.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


       Upon completion of this offering, assuming reincorporation in Delaware, and after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Upon consummation of this offering, no shares of preferred stock and approximately 34,706,667 shares of common stock (35,381,667 shares if the underwriters' over-allotment option is exercised in full) will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.


COMMON STOCK


       As of September 30, 2000, there were 30,206,667 shares of common stock outstanding held by approximately 85 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering, of which 2,171,250 shares are subject to a right of repurchase. Upon termination of employment with us, we have the right to repurchase all unvested shares of common stock previously exercised at a price equal to the original price paid by the stockholder. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.


PREFERRED STOCK


       Upon the closing of this offering, all outstanding shares of convertible preferred stock will be converted into common stock. See note 1 of notes to consolidated financial statements for a description of the currently outstanding preferred stock. Following the conversion, our certificate of incorporation will be restated to delete all references to the prior series of convertible preferred stock, and 5,000,000 shares of undesignated preferred stock will be authorized. The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and other rights of those shares. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


       After this offering, the holders of 23,200,000 shares of common stock issued upon conversion of the convertible preferred stock are entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. These holders have waived their rights to include their shares in this offering. One hundred and eighty days after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement with the holders, holders of at least 25% of all or part of those shares may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration have an anticipated aggregate public offering price of at least $10,000,000. We are not obligated to effect more than two of these stockholder-initiated registrations. Holders of those shares may also require us to file additional registration statements on Form S-3, subject to limitations specified in the investor rights agreement.

DELAWARE ANTI-TAKEOVER LAW AND SELECTED CHARTER PROVISIONS

       We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

       Upon the closing of this offering, our directors will be divided into three classes. The number of directors will be distributed among the three classes so that each class will consist of one-third of the board of directors. The classification of the board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors which could have the effect of delaying or preventing a change in control of our company. Our restated certificate will authorize only the board of directors to fill vacancies, including newly created directorships.

       Upon the closing of this offering, our certificate of incorporation will provide that our bylaws may be repealed or amended only by a two-thirds vote of the board of directors or a two-thirds stockholder vote. Further, the certificate of incorporation will require that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the certificate of incorporation may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class. The provisions described above, together with the ability of the board of directors to issue preferred stock as described above, may have the effect of deterring a hostile takeover or delaying a change in our control or management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

       We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law, or Delaware Law. The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability

       - for any breach of their duty of loyalty to us or our stockholders,

       - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

       - for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided Section 174 of the Delaware Law, or

       - for any transaction from which the director derived an improper personal benefit.

       Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least two-thirds of our shares entitled to vote in the election of directors, voting as one class.

       Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware Law. We plan to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Restated Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

       We propose to list our common stock on the Nasdaq National Market under the symbol AFOP.

                        SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

SALE OF RESTRICTED SHARES


       Upon completion of this offering, we will have 34,706,667 outstanding shares of common stock. The 4,500,000 shares of common stock being sold in this offering will be freely tradable, unless they are purchased by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act, in which they may only be sold in compliance with the limitations described below. The remaining shares are "restricted shares" within the meaning of Rule 144 under the Securities Act. These remaining shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, which are summarized below.



       - 4,250 shares will be eligible for sale prior to 180 days after the date of this prospectus;



       - 22,306,475 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, 180 days after the date of this prospectus; and



       - 7,895,942 shares will be eligible for sale at various times after 180 days after the date of this prospectus.



LOCK-UP AGREEMENTS


       Our directors, executive officers and substantially all of our stockholders have agreed that they will not sell any common stock owned by them without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and at any time without notice, release some or all of the shares subject to lockup agreements prior to the expiration of the 180 day period.

RULE 144

       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:


       - 1% of the then outstanding shares of common stock, approximately 347,067 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or


       - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

       Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate.

RULE 701

       Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling such shares. However, all shares issued by us pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale upon the expiration of the lock-up agreements.


STOCK PLAN REGISTRATION STATEMENTS



       Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options issued or issuable under our 1997 Stock Plan and our 2000 Stock Incentive Plan, and shares issuable under our 2000 Employee Stock Purchase Plan. Based on the number of shares subject to outstanding options at September 30, 2000, and currently reserved for issuance under these plans, this registration statement would cover approximately 5,053,633 shares. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.


REGISTRATION RIGHTS


       In addition, after this offering, the holders of approximately 23,200,000 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

       The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence.

       If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

       Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

DIVIDENDS

       If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form 1001, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

       If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an IRS Form 4224, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

       Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, these regulations will require you, if you provide an IRS Form 4224 or successor form, as discussed above, to also provide your identification number.

       If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

       As a non-United States Holder, you generally will not be subject to the United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

       (1) the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

       (2) you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

       (3) we are or have been a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

            - the common stock was regularly traded on an established securities market; and

            - you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

       If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

       Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

       The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

       Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

GENERAL


       We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Wit SoundView Corporation and SG Cowen Securities Corporation, are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement between us and the U.S. underwriters, and concurrently with the sale of 450,000 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER
                                                              OF SHARES
                      U.S. UNDERWRITER                        ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
U.S. Bancorp Piper Jaffray Inc. ............................
Wit SoundView Corporation...................................
SG Cowen Securities Corporation.............................
                                                              ---------
             Total..........................................  4,050,000
                                                              =========



       We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, U.S. Bancorp Piper Jaffray Inc., Wit SoundView Corporation and SG Cowen Securities Corporation are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 4,050,000 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 450,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.


       The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

       We have agreed to indemnify the U.S. underwriters and international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price
less a concession not in excess of $     per share. The U.S. underwriters may
allow, and the dealers may reallow, a discount not in excess of $     per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the U.S. underwriters and international managers of their over-allotment options.


                                           PER SHARE    WITHOUT OPTION    WITH OPTION
                                           ---------    --------------    -----------
Public offering price....................     $             $                $
Underwriting discount....................     $             $                $
Proceeds, before expenses, to Alliance
  Fiber Optic Products...................     $             $                $


       The expenses of the offering, not including the underwriting discount,
are estimated at $          and are payable by us.


OVER-ALLOTMENT OPTION



       We have granted an option to the U.S. underwriters to purchase up to 607,500 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.



       We have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 67,500 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.


INTERSYNDICATE AGREEMENT

       The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES


       At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8.5% of the shares offered by this prospectus for sale to some of our business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

       We and our executive officers and directors and substantially all existing stockholders and option holders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "AFOP."

       Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

       - the valuation multiples of publicly traded companies that the U.S. representatives and lead managers believe to be comparable to us,

       - our financial information,

       - the history of, and the prospects for, our company and the industry in which we compete,

       - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

       - the present state of our development, and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

       The underwriters do not expect to sell more than 5% of the shares being offered in this offering to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

       Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       In connection with the offering, the underwriters may make short sales of the common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment options. The U.S. representatives may close out any covered short position by either exercising the over-allotment options or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the U.S. representatives will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The U.S. representatives must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the

U.S. representatives are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

       Similar to other purchase transactions, the purchases by the U.S. representatives to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than it would otherwise be in the absence of these transactions.

       The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the U.S. representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC DISTRIBUTION OF PROSPECTUS

       A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selected dealers. The U.S. representatives may agree to allocate a number of shares to underwriters or selected dealers to sell to their online brokerage account holders. Other than the prospectus in electronic format, the information on the websites is not part of this prospectus.

                                 LEGAL MATTERS


       Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Madison & Sutro LLP, Palo Alto, California. An entity in which attorneys and former attorneys of Pillsbury Madison & Sutro LLP are members and certain attorneys of Pillsbury Madison & Sutro LLP beneficially own an aggregate of 40,000 shares of the common stock of Alliance Fiber Optic Products, Inc. Selected legal matters relating to the offering will be passed upon for the underwriters by Brown & Wood LLP, San Francisco, California.


                                    EXPERTS

       The financial statements as of December 31, 1998, 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to Alliance Fiber Optic Products, Inc. and the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

       Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheet..................................  F-3
Consolidated Statement of Operations........................  F-4
Consolidated Statement of Stockholders' Equity..............  F-5
Consolidated Statement of Cash Flows........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Alliance Fiber Optic Products, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Alliance Fiber Optic Products, Inc. and its subsidiary at December 31, 1998 and 1999, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
October 20, 2000

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                 PRO FORMA
                                                                                               STOCKHOLDERS'
                                                          DECEMBER 31,                             EQUITY
                                                        -----------------    SEPTEMBER 30,    AT SEPTEMBER 30,
                                                         1998      1999          2000               2000
                                                        ------    -------    -------------    ----------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................  $3,985    $ 6,139      $ 30,137
  Accounts receivable, net............................     549      1,755         3,278
  Inventories.........................................   1,145      1,433         4,638
  Prepaid expenses and other current assets...........     132        142           439
                                                        ------    -------      --------
     Total current assets.............................   5,811      9,469        38,492
Property and equipment, net...........................   2,218      2,561         5,659
Other assets..........................................      78        112           213
                                                        ------    -------      --------
     Total assets.....................................  $8,107    $12,142      $ 44,364
                                                        ======    =======      ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $  672    $ 1,010      $  3,077
  Accrued expenses and other liabilities..............     258        494         1,791
  Current portion of long-term liabilities............      --         90           265
                                                        ------    -------      --------
     Total current liabilities........................     930      1,594         5,133
Long-term liabilities.................................      68        317           621
                                                        ------    -------      --------
     Total liabilities................................     998      1,911         5,754
                                                        ------    -------      --------
Commitments and contingencies (Note 10)
Mandatorily redeemable convertible preferred stock,
  $0.001 par value; 22,400,000 shares authorized;
  15,400,000 shares issued and outstanding at December
  31, 1998, 17,260,000 shares at December 31, 1999,
  22,400,000 shares at September 30, 2000 and nil
  shares at September 30, 2000 (pro forma)............   6,115      9,835        37,556
                                                        ------    -------      --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 3,600,000 shares issued and
     outstanding at December 31, 1998, 4,400,000
     shares at December 31, 1999, 7,806,667 shares at
     September 30, 2000 and 30,206,667 shares at
     September 30, 2000 (pro forma)...................       4          4             8           $     30
  Additional paid-in capital..........................   1,339      2,681        29,641             67,175
  Receivables from stockholders.......................      --         --        (1,950)            (1,950)
  Deferred stock-based compensation...................    (154)      (810)      (20,520)           (20,520)
  Cumulative translation adjustments..................      (1)       (14)            2                  2
  Retained earnings (accumulated deficit).............    (194)    (1,465)       (6,127)            (6,127)
                                                        ------    -------      --------           --------
     Total stockholders' equity.......................     994        396         1,054           $ 38,610
                                                        ------    -------      --------           ========
          Total liabilities, mandatorily redeemable
            convertible preferred stock and
            stockholders' equity......................  $8,107    $12,142      $ 44,364
                                                        ======    =======      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                         ----------------------------    -----------------------
                                          1997       1998      1999         1999          2000
                                         -------    ------    -------    -----------    --------
                                                                               (UNAUDITED)
Revenues.............................    $ 5,263    $4,906    $ 7,551      $ 5,050      $ 13,375
Cost of revenues.....................      3,562     2,757      4,911        3,301         8,127
                                         -------    ------    -------      -------      --------
     Gross profit....................      1,701     2,149      2,640        1,749         5,248
                                         -------    ------    -------      -------      --------
Operating expenses:
  Research and development...........        526     1,487      1,532        1,026         2,731
  Sales and marketing................        559       591        968          661         1,335
  General and administrative.........        456       593        975          639         1,349
  Stock-based compensation
     charge(*).......................        134       220        620          501         4,863
                                         -------    ------    -------      -------      --------
     Total operating expenses........      1,675     2,891      4,095        2,827        10,278
                                         -------    ------    -------      -------      --------
Income (loss) from operations........         26      (742)    (1,455)      (1,078)       (5,030)
Interest and other income, net.......        151       275        117           90           526
                                         -------    ------    -------      -------      --------
Income (loss) before income taxes....        177      (467)    (1,338)        (988)       (4,504)
Income tax provision (benefit).......        109       (79)       (67)         (53)          158
                                         -------    ------    -------      -------      --------
Net income (loss)....................         68      (388)    (1,271)        (935)       (4,662)
Deemed preferred stock dividend......         --        --         --           --       (14,758)
                                         -------    ------    -------      -------      --------
Net income (loss) attributable to
  common stockholders................    $    68    $ (388)   $(1,271)     $  (935)     $(19,420)
                                         =======    ======    =======      =======      ========
Net income (loss) per share
  attributable to common
  stockholders:
  Basic..............................    $  0.02    $(0.11)   $ (0.31)     $ (0.24)     $  (3.68)
                                         =======    ======    =======      =======      ========
  Diluted............................    $    --    $(0.11)   $ (0.31)     $ (0.24)     $  (3.68)
                                         =======    ======    =======      =======      ========
Shares used in computing net income
  (loss) per share:
  Basic..............................      3,600     3,600      4,080        3,972         5,284
                                         =======    ======    =======      =======      ========
  Diluted............................     19,972     3,600      4,080        3,972         5,284
                                         =======    ======    =======      =======      ========
Pro forma net income (loss) per share
  attributable to common and
  preferred stockholders (unaudited):
  Basic and diluted..................                         $ (0.07)                  $  (0.73)
                                                              =======                   ========
Shares used in computing pro forma
  net income (loss) per share
  (unaudited):
  Basic and diluted..................                          19,480                     26,667
                                                              =======                   ========
(*) Stock-based compensation charges
    included in operating expenses:
     Research and development........    $    --    $   --    $    63      $    30      $    854
     Sales and marketing.............         29        55         77           42           192
     General and administrative......        105       165        480          429         3,817
                                         -------    ------    -------      -------      --------
                                         $   134    $  220    $   620      $   501      $  4,863
                                         =======    ======    =======      =======      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                                   RETAINED
                                      COMMON STOCK                     ADDITIONAL     DEFERRED     CUMULATIVE      EARNINGS
                                     ---------------   STOCKHOLDERS'    PAID-IN     STOCK-BASED    TRANSITION    (ACCUMULATED
                                     SHARES   AMOUNT    RECEIVABLE      CAPITAL     COMPENSATION   ADJUSTMENTS    DEFICITS)
                                     ------   ------   -------------   ----------   ------------   -----------   ------------
Balance at January 1, 1997.........   3,600     $4        $    --       $     50      $     --        $ --         $   126
Additional capital contribution....      --     --             --            204            --          --              --
Deferred stock-based
 compensation......................      --     --             --            494          (494)         --              --
Amortization of deferred
 stock-based compensation..........      --     --             --             --           134          --              --
Comprehensive income:
 Net income for the year...........      --     --             --             --            --          --              68
 Currency translation
   adjustments.....................      --     --             --             --            --         (21)             --
   Comprehensive income............
                                     ------     --        -------       --------      --------        ----         -------
Balance at December 31, 1997.......   3,600      4             --            748          (360)        (21)            194
Deferred stock-based
 compensation......................      --     --             --             14           (14)         --              --
Issue of warrants..................      --     --             --            577            --          --              --
Amortization of deferred
 stock-based compensation..........      --     --             --             --           220          --              --
Comprehensive loss:
 Net loss for the year.............      --     --             --             --            --          --            (388)
 Currency translation
   adjustments.....................      --     --             --             --            --          20              --
   Comprehensive loss..............
                                     ------     --        -------       --------      --------        ----         -------
Balance at December 31, 1998.......   3,600      4             --          1,339          (154)         (1)           (194)
Issuance of common stock upon
 exercise of warrants..............     800     --             --             40            --          --              --
Deferred stock-based
 compensation......................      --     --             --          1,302        (1,302)         --              --
Amortization of deferred
 stock-based compensation..........      --     --             --             --           646          --              --
Comprehensive loss:
 Net loss for the year.............      --     --             --             --            --          --          (1,271)
 Currency translation
   adjustments.....................      --     --             --             --            --         (13)             --
   Comprehensive loss..............
                                     ------     --        -------       --------      --------        ----         -------
Balance at December 31, 1999.......   4,400      4             --          2,681          (810)        (14)         (1,465)
Issuance of common stock upon
 exercise of options...............   3,407      4         (1,950)         2,010            --          --              --
Deferred stock-based
 compensation......................      --     --             --         23,072       (23,072)         --              --
Stock-based compensation for Series
 C Preferred Stock.................      --     --             --          1,878            --          --              --
Allocation of discount on preferred
 stock.............................      --     --             --         14,758            --          --              --
Deemed preferred stock dividend....      --     --             --        (14,758)           --          --              --
Amortization of deferred
 stock-based compensation..........      --     --             --             --         3,362          --              --
Comprehensive loss:
 Net loss for the period...........      --     --             --             --            --          --          (4,662)
 Currency translation
   adjustments.....................      --     --             --             --            --          16              --
   Comprehensive loss..............
                                     ------     --        -------       --------      --------        ----         -------
Balance at September 30, 2000......   7,807     $8        $(1,950)      $ 29,641      $(20,520)       $  2         $(6,127)
                                     ======     ==        =======       ========      ========        ====         =======


                                                COMPREHENSIVE
                                      TOTAL     INCOME (LOSS)
                                     --------   -------------
Balance at January 1, 1997.........  $    180
Additional capital contribution....       204
Deferred stock-based
 compensation......................
Amortization of deferred
 stock-based compensation..........       134
Comprehensive income:
 Net income for the year...........        68      $    68
 Currency translation
   adjustments.....................       (21)         (21)
                                                   -------
   Comprehensive income............                $    47
                                     --------      =======
Balance at December 31, 1997.......       565
Deferred stock-based
 compensation......................        --
Issue of warrants..................       577
Amortization of deferred
 stock-based compensation..........       220
Comprehensive loss:
 Net loss for the year.............      (388)     $  (388)
 Currency translation
   adjustments.....................        20           20
                                                   -------
   Comprehensive loss..............                $  (368)
                                     --------      =======
Balance at December 31, 1998.......       994
Issuance of common stock upon
 exercise of warrants..............        40
Deferred stock-based
 compensation......................        --
Amortization of deferred
 stock-based compensation..........       646
Comprehensive loss:
 Net loss for the year.............    (1,271)     $(1,271)
 Currency translation
   adjustments.....................       (13)         (13)
                                                   -------
   Comprehensive loss..............                $(1,284)
                                     --------      =======
Balance at December 31, 1999.......       396
Issuance of common stock upon
 exercise of options...............        64
Deferred stock-based
 compensation......................        --
Stock-based compensation for Series
 C Preferred Stock.................     1,878
Allocation of discount on preferred
 stock.............................    14,758
Deemed preferred stock dividend....   (14,758)
Amortization of deferred
 stock-based compensation..........     3,362
Comprehensive loss:
 Net loss for the period...........    (4,662)     $(4,662)
 Currency translation
   adjustments.....................        16           16
                                                   -------
   Comprehensive loss..............                $(4,646)
                                     --------      =======
Balance at September 30, 2000......  $  1,054
                                     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                      -----------------------------    ------------------
                                                       1997       1998       1999       1999       2000
                                                      -------    -------    -------    -------    -------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $    68    $  (388)   $(1,271)   $  (935)   $(4,662)
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Depreciation...................................       75        397        519        394        618
     Amortization of deferred stock-based
       compensation.................................      134        220        646        509      5,240
     Change in assets and liabilities:
       Accounts receivable, net.....................      100        (69)    (1,201)    (1,200)    (1,522)
       Inventories..................................      (22)      (366)      (278)      (215)    (3,201)
       Prepaid expenses and other assets............      260        (42)       (39)      (116)      (397)
       Accounts payable.............................      358       (118)       338        206      2,067
       Accrued expenses and other liabilities.......       92        (73)       236         52      1,297
       Other liabilities............................       --         30         45         29         69
       Minority interest............................       --         --         --         (1)        11
                                                      -------    -------    -------    -------    -------
          Net cash provided by (used in) operating
            activities..............................    1,065       (409)    (1,005)    (1,277)      (480)
                                                      -------    -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.............     (506)    (1,707)      (862)      (665)    (3,716)
  Purchase of a subsidiary, net of cash acquired....     (512)        --         --         --         --
                                                      -------    -------    -------    -------    -------
          Net cash used in investing activities.....   (1,018)    (1,707)      (862)      (665)    (3,716)
                                                      -------    -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank borrowings.....................       --         --        295        229        459
  Repayments of bank borrowings.....................       --         --         --         --        (60)
  Proceeds from issuance of Series A preferred stock
     and warrants...................................      960      3,276         --         --         --
  Proceeds from issuance of Series B preferred
     stock..........................................       --         --      3,720         --        280
  Proceeds from issuance of Series C preferred
     stock..........................................       --         --         --         --     27,441
  Proceeds from issuance of common stock upon the
     exercise of warrants...........................       --         --         40         40         --
  Proceeds from exercise of common stock options....       --         --         --         --         64
                                                      -------    -------    -------    -------    -------
          Net cash provided by financing
            activities..............................      960      3,276      4,055        269     28,184
                                                      -------    -------    -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents.......................................      (21)         5        (34)       (12)        10
                                                      -------    -------    -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents.......................................      986      1,165      2,154     (1,685)    23,998
Cash and cash equivalents at beginning of year......    1,834      2,820      3,985      3,985      6,139
                                                      -------    -------    -------    -------    -------
Cash and cash equivalents at end of year............  $ 2,820    $ 3,985    $ 6,139    $ 2,300    $30,137
                                                      =======    =======    =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid.................................  $   135    $    81    $    --    $    --    $   158
                                                      =======    =======    =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

       Alliance Fiber Optic Products, Inc. (the "Company") was incorporated in California on December 12, 1995 and reincorporated in Delaware on October 19, 2000. The Company designs, manufactures and markets fiber optic components for communications equipment manufacturers. The Company's principal business location is Sunnyvale, California.

       In October 1997, the Company acquired 97% of the outstanding common stock of Transian Technology Ltd. Co. ("Transian"), a Taiwan corporation, for $512,000 in cash, an amount that was approximately equal to the value of the tangible assets of Transian at the time. In April 1998, the Company invested an additional $152,000 in cash increasing its ownership to 98.5% of the outstanding common stock of Transian.

USE OF ESTIMATES

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of the Company and its subsidiary, Transian. All intercompany accounts and transactions have been eliminated in consolidation.


STOCK SPLIT



       On April 20, 1999, the Company had a 2-for-1 stock split. All share and per share amounts have been retroactively adjusted to reflect this stock split.


INTERIM RESULTS (UNAUDITED)

       The accompanying consolidated balance sheet as of September 30, 1999 and 2000 and the consolidated statements of operations and of cash flows for the nine months ended September 30, 1999 and 2000 are unaudited. In the opinion of management, these statements have been prepared on the same accounting basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited.

FOREIGN CURRENCY TRANSLATION

       The Company's operations in Taiwan use the local currency as its functional currency. All assets and liabilities of the subsidiary are translated at rates of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Gains and losses resulting from foreign currency translation are recorded as a separate component of stockholders' equity. Foreign currency transaction gains and losses are recorded in interest and other income.

CASH EQUIVALENTS

       Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debts, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

MARKETABLE SECURITIES

       The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are in high-grade corporate securities. The cost of securities sold is based on the specific identification method. For the nine months ended September 30, 2000, the realized loss on available-for-sale securities amounted to $53,000.

INVENTORIES

       Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method using estimated useful lives of two to five years for machinery and equipment and five years for furniture and fixtures. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the assets, generally two to four years, or the lease term.

IMPAIRMENT OF LONG-LIVED ASSETS

       Pursuant to Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews long-lived assets based upon a gross cash flow basis and will record for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The Company has not recorded any impairment charge against the value of the property, plant and equipment as of September 30, 2000.

REVENUE RECOGNITION

       The Company recognizes revenue upon the shipment of its products to the customer, provided that the Company has received a signed purchase order, the price is fixed and collection of resulting receivable is probable. Subsequent to the sale of the products, the Company has no obligation to provide any modification or customization upgrades, enhancements or any postcontract customer support. Provisions for return allowances and warranties are recorded at the time revenue is recognized based on the Company's historical experience.

RESEARCH AND DEVELOPMENT

       Research and development costs are expensed as incurred.

ADVERTISING EXPENSES

       Advertising costs are expensed as incurred.

INCOME TAXES

       The Company accounts for deferred income taxes under the liability approach whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

deferred tax assets for which realization is uncertain. The Company does not record a deferred tax provision on unremitted earnings of its subsidiary to the extent that such earnings are considered permanently invested.

STOCK-BASED COMPENSATION

       The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and related interpretations thereof. Under APB No. 25, compensation cost is, in general, recognized based on the excess, if any, of the fair market value of the Company's stock on the date of grant over the amount an employee must pay to acquire the stock. In addition, the Company complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Equity instruments issued to non-employees are accounted for in accordance with the provision of SFAS No. 123 and Emerging Issues Task Force 96-18.


NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS



       Basic net income (loss) per share is computed by dividing net income
(loss) attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common equivalent shares outstanding during the period. The calculation of diluted net income (loss) per share excludes potential common shares if the effect is anti-dilutive. Potential common shares are composed of shares of common stock subject to repurchase rights, common stock issuable upon the exercise of stock options and common stock issuable upon conversion of mandatorily redeemable convertible preferred stock.


PRO FORMA BALANCE SHEET INFORMATION (UNAUDITED)

       Upon the closing of the Company's initial public offering, the Company's outstanding mandatorily redeemable convertible preferred stock will automatically convert into common stock. The pro forma effects of this transaction are unaudited and have been reflected in the accompanying pro forma stockholders' equity as of September 30, 2000.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

       Basic pro forma net loss per share for the year ended December 31, 1999 and the nine months ended September 30, 2000 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's mandatorily redeemable convertible preferred stock into the Company's common stock effective upon the closing of the Company's initial public offering, as if such conversion occurred at the beginning of the periods presented or the date of issuance of the mandatorily redeemable convertible preferred stock, whichever is later.

       The calculation of pro forma diluted net loss per share excludes incremental common stock subject to repurchase rights and common stock issuable upon the exercise of stock options if the effect would be anti-dilutive.

COMPREHENSIVE INCOME (LOSS)

       Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is disclosed in the consolidated statement of stockholders' equity.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000. The Company will adopt the standard no later than the first quarter of fiscal year 2001 and management does not expect a material impact on the Company's consolidated financial statements.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements under certain circumstances. The Company adopted the provisions of SAB 101 in these consolidated financial statements for all periods presented.

       In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

2. BALANCE SHEET COMPONENTS (IN THOUSANDS)

                                                                DECEMBER 31,
                                                              -----------------    SEPTEMBER 30,
                                                               1998      1999          2000
                                                              ------    -------    -------------
                                                                                    (UNAUDITED)
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable.......................................  $  549    $ 2,074       $ 3,681
  Less: Allowance for doubtful accounts.....................      --       (319)         (403)
                                                              ------    -------       -------
                                                              $  549    $ 1,755       $ 3,278
                                                              ======    =======       =======
INVENTORIES:
  Finished goods............................................  $  499    $   698       $ 1,855
  Work-in-process...........................................      97        104         1,040
  Raw materials.............................................     549        631         1,743
                                                              ------    -------       -------
                                                              $1,145    $ 1,433       $ 4,638
                                                              ======    =======       =======
PROPERTY AND EQUIPMENT, NET:
  Machinery and equipment...................................  $2,243    $ 2,791       $ 5,894
  Furniture and fixtures....................................     151        434           923
  Leasehold improvements....................................     310        341           465
                                                              ------    -------       -------
                                                               2,704      3,566         7,282
  Less: Accumulated depreciation............................    (486)    (1,005)       (1,623)
                                                              ------    -------       -------
                                                              $2,218    $ 2,561       $ 5,659
                                                              ======    =======       =======
ACCRUED EXPENSES AND OTHER LIABILITIES:
  Accrued compensation costs................................  $  221    $   422       $ 1,064
  Provision for warranty....................................      --         --           132
  Accrued professional fees.................................      --         --           197
  Other accruals............................................      37         72           398
                                                              ------    -------       -------
                                                              $  258    $   494       $ 1,791
                                                              ======    =======       =======
LONG-TERM LIABILITIES:
  Long-term portion of bank borrowings......................  $   --    $   205       $   429
  Minority interest.........................................      16         16            27
  Other long-term liabilities...............................      52         96           165
                                                              ------    -------       -------
                                                              $   68    $   317       $   621
                                                              ======    =======       =======

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

3. DEBT


       In July 1999, the Company entered into an agreement for an equipment loan facility for a maximum of $300,000. Loans under this facility bear interest at prime plus 1.25% (10.25% at September 30, 2000). In January 2000, the Company amended this agreement to include a second equipment loan facility for a maximum of $500,000. Loans under the second facility bear interest at prime plus 1% (10.0% at September 30, 2000). In July 2000, the Company amended this agreement to include a revolving line of credit up to a maximum of $1 million and a third equipment loan facility up to a maximum of $750,000. Loans under these two additional facilities will bear interest at prime plus 0.5% (9.5% at September 30, 2000) and prime plus 1.0% (10.0% at September 30, 2000), respectively. Certain equipment of the Company secures each of the equipment loan facilities and certain receivables secure the revolving line of credit. The Company has borrowed $795,000 under the first two equipment loan facilities, of which $694,000 was outstanding at September 30, 2000. Amounts due under these loans are $59,000, $265,000, $265,000 and $105,000 in the years 2000, 2001, 2002 and
2003, respectively.


4. INCOME TAXES

       The components of income (loss) before income taxes are as follows (in thousands):

                                                                                   NINE MONTHS
                                                      YEARS ENDED DECEMBER 31,        ENDED
                                                      ------------------------    SEPTEMBER 30,
                                                      1997    1998      1999          2000
                                                      ----    -----    -------    -------------
                                                                                   (UNAUDITED)
Income (loss) subject to domestic income taxes
  only..............................................  $ 66    $(621)   $(1,161)      $(5,612)
Income subject to foreign income taxes only.........   111      154       (177)        1,108
                                                      ----    -----    -------       -------
                                                      $177    $(467)   $(1,338)      $(4,504)
                                                      ====    =====    =======       =======

       The income tax provision (benefit) is composed of the following (in thousands):

                                                              YEARS ENDED          NINE MONTHS
                                                              DECEMBER 31,            ENDED
                                                          --------------------    SEPTEMBER 30,
                                                          1997    1998    1999        2000
                                                          ----    ----    ----    -------------
                                                                                   (UNAUDITED)
Current
  Federal...............................................  $ 71    $(86)   $(67)       $ --
  State.................................................    20      --      --           1
  Foreign...............................................    18       7      --         157
                                                          ----    ----    ----        ----
                                                          $109    $(79)   $(67)       $158
Deferred................................................    --      --      --          --
                                                          ----    ----    ----        ----
     Total provision (benefit)..........................  $109    $(79)   $(67)       $158
                                                          ====    ====    ====        ====

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

       The following is a reconciliation of the effective income tax rates and the United States statutory federal income tax rate:

                                                                                       NINE MONTHS
                                                         YEARS ENDED DECEMBER 31,         ENDED
                                                        --------------------------    SEPTEMBER 30,
                                                         1997      1998      1999         2000
                                                        ------    ------    ------    -------------
                                                                                       (UNAUDITED)
Statutory federal income tax rate.....................   34.0%    (34.0)%   (34.0)%       (34.0)%
State income taxes, net of federal tax................    5.8        --        --            --
Foreign taxes, at lower rate..........................  (14.6)    (11.8)      5.2           2.6
Permanent differences -- stock compensation...........   25.7      16.1      15.8          31.8
Research and development credits......................     --     (23.6)     (2.2)         (4.8)
Valuation allowance...................................   11.3      36.4       9.0           9.3
Other.................................................   (0.6)       --       1.2          (1.4)
                                                        -----     -----     -----         -----
Effective tax rate....................................   61.6%    (16.9)%    (5.0)%         3.5%
                                                        =====     =====     =====         =====

       Deferred tax assets consisted of the following (in thousands):

                                                              YEARS ENDED          NINE MONTHS
                                                             DECEMBER 31,             ENDED
                                                         ---------------------    SEPTEMBER 30,
                                                         1997    1998    1999         2000
                                                         ----    ----    -----    -------------
                                                                                   (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards.....................  $ --    $ --    $  89        $ 248
  Credit carryforwards.................................    --     110      140          141
  Accruals and allowances..............................    40     100      101          396
                                                         ----    ----    -----        -----
                                                           40     210      330          785
Less: valuation allowance..............................   (40)   (210)    (330)        (785)
                                                         ----    ----    -----        -----
Net deferred tax assets................................  $ --    $ --    $  --        $  --
                                                         ====    ====    =====        =====

       Based upon the weight of available evidence, which included the historical operating performance and the accumulated deficit, the Company provided a full valuation allowance against net deferred tax assets.

       As of September 30, 2000, the Company had approximately $561,000 of federal net operating loss carryforwards for tax purposes and $222,000 of federal and state tax credit carryforwards available to reduce future income taxes. The net operating loss carryforwards will expire at various dates beginning in 2013 through 2020, if not utilized.

       Under current tax rules, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating loss that the Company may utilize in any year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

5. NET INCOME (LOSS) PER SHARE

       The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share amounts):


                                                                                NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                ---------------------------   ----------------------
                                                 1997      1998      1999        1999         2000
                                                -------   -------   -------   -----------   --------
                                                                                   (UNAUDITED)
Numerator:
  Net income (loss) attributable to common
     stockholders.............................  $    68   $  (388)  $(1,271)    $  (935)    $(19,420)
                                                =======   =======   =======     =======     ========
Denominator
  Shares used in computing net income (loss)
     per share:
     Weighted average of common shares
       outstanding............................    3,600     3,600     4,080       3,972        6,062
     Less: Weighted average of shares subject
       to repurchase right....................       --        --        --          --         (778)
                                                -------   -------   -------     -------     --------
     Basic....................................    3,600     3,600     4,080       3,972        5,284
     Add: Effect of dilutive securities,
       including options, warrants and
       mandatorily redeemable preferred
       stock..................................   16,372        --        --          --           --
                                                -------   -------   -------     -------     --------
     Diluted..................................   19,972     3,600     4,080       3,972        5,284
                                                =======   =======   =======     =======     ========
Net income (loss) per share attributable to
  common stockholders:
  Basic.......................................  $  0.02   $ (0.11)  $ (0.31)    $ (0.24)    $  (3.68)
  Diluted.....................................  $    --   $ (0.11)  $ (0.31)    $ (0.24)    $  (3.68)
                                                =======   =======   =======     =======     ========
Anti-dilutive securities, including options,
  warrants and mandatorily redeemable
  convertible preferred stock, not included in
  net loss per share calculation..............       --    16,818    17,392      17,578       24,993
                                                =======   =======   =======     =======     ========
Pro forma:
  Shares used above...........................                        4,080                    5,284
Pro forma adjustment to reflect weighted
  average effect of the assumed conversion of
  mandatorily redeemable convertible preferred
  stock.......................................                       15,400                   21,383
                                                                    -------                 --------
Shares used in computing pro forma loss per
  share attributable to common and preferred
  stockholders:
     Basic and diluted........................                       19,480                   26,667
                                                                    =======                 ========
Pro forma loss per share attributable to
  common and preferred stockholders:
     Basic and diluted........................                      $ (0.07)                $  (0.73)
                                                                    =======                 ========

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

     The following outstanding options and mandatorily redeemable convertible preferred stock were included/excluded, as applicable, from the computation of diluted net income (loss) per share (in thousands):


                                                                              NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                --------------------------    ------------------
                                                 1997      1998      1999      1999       2000
                                                ------    ------    ------    -------    -------
                                                                                 (UNAUDITED)
Options to purchase common stock..............     972     1,418     1,992     2,178      2,593
Mandatorily redeemable convertible preferred
  stock.......................................  15,400    15,400    15,400    15,400     22,400
                                                ------    ------    ------    ------     ------
                                                16,372    16,818    17,392    17,578     24,993
                                                ======    ======    ======    ======     ======


6. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK


       The Company is authorized to issue 22,400,000 shares of mandatorily redeemable convertible preferred stock, of which 22,400,000 shares have been designated as Series A, B and C. The changes in these shares were as follows (in thousands):



                                             SERIES A             SERIES B             SERIES C               TOTAL
                                         -----------------    -----------------    -----------------    -----------------
                                         SHARES    AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT
                                         ------    -------    ------    -------    ------    -------    ------    -------
Balances at December 31, 1997..........  13,300    $3,416        --     $   --        --     $    --    13,300    $ 3,416
Issuance of preferred stock for cash...   2,100     2,699        --         --        --          --     2,100      2,699
                                         ------    ------     -----     ------     -----     -------    ------    -------
Balance at December 31, 1998...........  15,400     6,115        --         --        --          --    15,400      6,115
Issuance of preferred stock for cash...      --        --     1,860      3,720        --          --     1,860      3,720
                                         ------    ------     -----     ------     -----     -------    ------    -------
Balance at December 31, 1999...........  15,400     6,115     1,860      3,720        --          --    17,260      9,835
Issuance of preferred stock for cash
  (unaudited)..........................      --        --       140        280     5,000      27,441     5,140     27,721
                                         ------    ------     -----     ------     -----     -------    ------    -------
Balance at September 30, 2000
  (unaudited) .........................  15,400    $6,115     2,000     $4,000     5,000     $27,441    22,400    $37,556
                                         ======    ======     =====     ======     =====     =======    ======    =======


       The rights, preferences, privileges and restrictions with respect to the Company's mandatorily redeemable convertible preferred stock ("preferred stock") are as follows:

CONVERSION

       Each issued share of preferred stock shall automatically be converted into one share of common stock, upon (i) the closing of the Company's sale of common stock pursuant to a registration statement under the Securities Act of 1933, as amended, pursuant to an underwritten firm commitment public offering; or (ii) a share-for-share merger or consolidation of the Company into or with another corporation (other than with a wholly owned subsidiary of the Company), or any other corporate reorganization in which the Company shall not be the continuing or the surviving entity of such merger, consolidation or reorganization.


DEEMED PREFERRED STOCK DIVIDEND (UNAUDITED)



       In July 2000, the Company issued 4,700,000 shares of Series C preferred stock at a price of $5.50 per share. The difference between that price and the deemed fair value of the common stock on the date of the transaction resulted in a beneficial conversion feature in the amount of $14,758,000. The value of this beneficial conversion feature was recognized immediately as a deemed preferred stock dividend in the quarter ended September 30, 2000 as the preferred stockholders have the right to convert their preferred shares at their option.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

REDEMPTION

       All the Series A, Series B and Series C preferred stock are redeemable upon a change in control or sale of substantially all of the assets of the Company at a redemption price equal to the liquidation preferences as described below.

DIVIDENDS

       Holders of preferred stock are entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the same rate and at the same time as any dividends or other distributions are declared or paid on shares of common stock. No dividends were declared from December 13, 1995 (inception) through September 30, 2000.

VOTING

       The holders of Series A preferred stock and Series B preferred stock shall have the right to elect two directors to the six person Board of Directors, holders of Series C preferred stock shall have the right to elect one director to the six person Board of Directors, and the remaining directors shall be elected by the holders of common stock. The holders of the preferred stock shall have the right to vote with the common stock, on an as-if-converted basis, on all other matters as provided under applicable law. The holder of each share of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted on the record date for the vote or the consent of stockholders and shall have voting rights and powers equal to the voting rights and powers of the common stock.

LIQUIDATION


       In the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of the corporation to the holders of common stock by reason of their ownership thereof, the amount of $0.20 per share (adjusted to reflect stock splits, stock dividends and recapitalizations), plus all declared but unpaid dividends on each share of Series A preferred stock (the "Series A Liquidation Preference") then held by them, $2.00 per share (adjusted to reflect stock splits, stock dividends and recapitalizations), plus all declared but unpaid dividends on each share of Series B preferred stock (the "Series B Liquidation Preference") then held by them and $5.50 per share (adjusted to reflect stock splits, stock dividends and recapitalizations), plus all declared but unpaid dividends on each share of Series C preferred stock (the "Series C Liquidation Preference") then held by them. If, upon the occurrence of such an event, the assets and funds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment of such holders of the full Series A, Series B and Series C Liquidation Preference, then the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder is entitled to receive.


WARRANTS


       In connection with the issuance of 2,100,000 shares of Series A preferred stock at $1.56 per share on January 13, 1998, a stockholder was issued warrants to purchase 800,000 shares of the Company's common stock at a price of $0.05 per share. The stockholder exercised the warrants on May 27, 1999.


       The fair value of the warrants was determined to be $577,000 in the aggregate using the Black-Scholes option pricing model.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

7. STOCK-BASED COMPENSATION PLAN

1997 STOCK OPTION PLAN


       In May 1997, the Company adopted a 1997 Stock Plan under which 3,000,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options and stock purchase rights. During the nine months ended September 30, 2000, an additional 5,200,000 shares were reserved for issuance. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1997 Stock Plan generally vest over four years and are exercisable in not more than ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant).


       The following table summarizes option activity:


                                                                 OPTIONS OUTSTANDING
                                                             ---------------------------
                                            AVAILABLE FOR    NUMBER OF       EXERCISE       WEIGHTED
                                                GRANT          SHARES          PRICE        AVERAGE
                                            -------------    ----------    -------------    --------
Adoption of 1997 Stock Plan...............    3,000,000              --    $          --     $  --
Granted...................................   (1,498,000)      1,498,000    $        0.05     $0.05
                                             ----------      ----------
Balance at December 31, 1997..............    1,502,000       1,498,000    $        0.05     $0.05
Canceled..................................       14,000         (14,000)   $        0.05     $0.05
                                             ----------      ----------
Balance at December 31, 1998..............    1,516,000       1,484,000    $        0.05     $0.05
Granted...................................   (1,402,000)      1,402,000    $        0.20     $0.20
Canceled..................................      733,000        (733,000)   $        0.05     $0.05
                                             ----------      ----------
Balance at December 31, 1999..............      847,000       2,153,000    $0.05 - $0.20     $0.12
Amendment of 1997 Plan....................    5,200,000              --    $          --     $  --
Granted...................................   (4,072,500)      4,072,500    $0.20 - $4.00     $1.80
Canceled..................................       79,133         (79,133)   $0.20 - $2.00     $0.33
Exercised.................................           --      (3,406,667)   $0.05 - $2.00     $0.59
                                             ----------      ----------
Balance at September 30, 2000.............    2,053,633       2,739,700    $0.05 - $4.00     $0.81
                                             ==========      ==========

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

       Information relating to stock options outstanding at September 30, 2000 is as follows:


                      OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
---------------------------------------------------------------   ----------------------
                                        WEIGHTED
                                         AVERAGE       WEIGHTED                 WEIGHTED
                                        REMAINING      AVERAGE                  AVERAGE
      EXERCISE           NUMBER        CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
       PRICES          OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE    PRICE
---------------------  -----------   ---------------   --------   -----------   --------
        $0.05             595,000         5.86          $0.05       595,000      $0.05
        $0.20             866,000         8.64          $0.20       146,750      $0.20
        $0.50             356,900         9.43          $0.50        11,250      $0.50
        $1.00             326,300         9.80          $1.00            --         --
        $2.00             363,250         9.90          $2.00            --         --
        $2.50             100,250         9.93          $2.50            --         --
        $4.00             132,000         9.98          $4.00            --         --
                        ---------                                   -------
                        2,739,700         8.56          $0.81       753,000      $0.08
                        =========                                   =======


STOCK-BASED COMPENSATION UNDER APB NO. 25

       During the year ended December 31, 1999 and the nine months ended September 30, 2000 the Company recorded deferred compensation of $1,302,000 and $23,072,000, respectively. This deferred compensation represents the difference between the grant price and the deemed fair value for financial statement reporting purposes of the Company's common stock options granted during this period. Deferred compensation expense is being amortized using the graded vesting method, in accordance with SFAS No. 123 and FASB Interpretation No. 28, over the vesting period of each respective option, generally four years. Under the graded vesting method, each option grant is separated into portions based on their vesting terms which results in acceleration of amortization expense for the overall award. The accelerated amortization pattern results in expensing approximately 52% of the total award in year one, 27% in year two, 15% in year three and 6% in year four.

SFAS NO. 123 COMPENSATION COSTS TO CONSULTANTS


       For the year ended December 31, 1997 and the nine months ended September 30, 2000, the Company granted options for the Company's common stock of 80,000 shares and 160,000 shares, respectively, to consultants and an advisor under the 1997 Plan. The aggregate exercise prices amounted to $4,000 and $36,000, respectively. These options vest over periods of one to four years, and the Company will be required to record the change in the fair value of these options at each reporting date prior to vesting and then finally at the vesting date of the option. Deferred stock-based compensation expense in accordance with SFAS No. 123 and EITF 96-18 related to these options totaled $115,000 at December 31, 1999 and $1,723,000 at September 30, 2000. Amortization of these deferred stock-based compensation expenses amounted to $2,000, $26,000 and $22,000 for the years ended December 31, 1997, 1998 and 1999 and $18,000 and $361,000 for the nine months September 30, 1999 and 2000, respectively.


STOCK-BASED COMPENSATION IN RELATION TO SERIES C MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK


       The Company sold 5.0 million shares of Series C mandatorily redeemable convertible preferred stock during the third quarter of 2000 at $5.50 per share. As 300,000 of these shares were sold to employees and related parties in a second closing when the value of the stock was deemed to be $11.76 per share, the Company recorded general and administrative expenses of $1.9 million related to the sale of these shares.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

ALLOCATION OF DEFERRED COMPENSATION EXPENSE

       Deferred compensation expense related to options issued to employees and consultants and Series C mandatorily redeemable convertible preferred stock was allocated among the associated expense categories as follows (in thousands):

                                                                                  NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                  --------------------------    ---------------------
                                                   1997      1998      1999        1999         2000
                                                  ------    ------    ------    -----------    ------
                                                                                     (UNAUDITED)
Cost of revenues................................   $ --      $ --      $ 26        $  7        $  377
                                                   ----      ----      ----        ----        ------
Research and development........................     --        --        63          30           854
Sales and marketing.............................     29        55        77          42           192
General and administrative......................    105       165       480         429         3,817
                                                   ----      ----      ----        ----        ------
  Subtotal -- operating expense                     134       220       620         501         4,863
                                                   ----      ----      ----        ----        ------
  Total                                            $134      $220      $646        $508        $5,240
                                                   ====      ====      ====        ====        ======

PRO FORMA DISCLOSURE UNDER SFAS NO. 123

       Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value of these options was estimated using the Black-Scholes option pricing model.

       The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

Risk free interest rate......................      5%
Expected life (years)........................      4
Dividend yield...............................      0%

       As the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.


       The weighted average grant date fair value of options granted during the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000 was $0.46, $0.46, $1.27 and $5.70, respectively.


       Had compensation cost been determined based upon the fair value on the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income (loss) and

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

pro forma basic and diluted net income (loss) per share under SFAS No. 123 would have been (in thousands, except per share data):


                                                                            NINE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                              --------------------------    ------------------
                                              1997      1998      1999       1999       2000
                                              -----    ------    -------    ------    --------
                                                                               (UNAUDITED)
Net income (loss) attributable to common
  stockholders:
  As reported...............................  $  68    $ (388)   $(1,271)   $ (935)   $(19,420)
  Pro forma.................................     59      (413)    (1,330)     (962)    (19,764)
Net income (loss) per share attributable to
  common stockholders
  As reported
     Basic..................................  $0.02    $(0.11)   $ (0.31)   $(0.24)   $  (3.68)
     Diluted................................     --     (0.11)     (0.31)    (0.24)      (3.68)
Pro forma income (loss) per share
  attributable to common stockholders
     Basic..................................  $0.02    $(0.11)   $ (0.33)   $(0.24)   $  (3.74)
     Diluted................................     --     (0.11)     (0.33)    (0.24)      (3.74)


8. CONCENTRATIONS OF CREDIT RISK

       Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company limits the amount of deposits to any one financial institution and financial instrument. The Company invests its excess cash principally in certificates of deposit and money market accounts with financial institutions in the U.S.

       The Company performs ongoing credit evaluations of its customers' financial condition, and limits the amount of credit extended when deemed necessary, but generally does not require collateral.

       At December 31, 1998 three customers accounted for 20%, 12% and 12% of accounts receivable. At December 31, 1999, two customers accounted for 10% and 20% of accounts receivable. At September 30, 2000, one customer accounted for 10% of accounts receivable.

       For the year ended December 31, 1997 three customers accounted for 24%, 12% and 10% of revenues. For the year ended December 31, 1998 two customers accounted for 13% and 10% of revenues. For the year ended December 31, 1999, one customer accounted for 11% of revenues. For the nine months ended September 30, 2000 no customer accounted for more than 10% of revenues.

9. GEOGRAPHIC SEGMENT INFORMATION

       The Company operates in a single industry segment. This industry segment is characterized by rapid technological change and significant competition. Certain components used in manufacturing the products have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly.

                      ALLIANCE FIBER OPTIC PRODUCTS, INC.

       The following is a summary of the Company's revenues generated and identifiable assets situated in geographic operations (in thousands):

                                                                            NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                            --------------------------    ----------------------
                                             1997      1998      1999        1999         2000
                                            ------    ------    ------    -----------    -------
                                                                               (UNAUDITED)
REVENUES
United States.............................  $5,215    $4,470    $6,724      $4,196       $12,340
Taiwan....................................      48       436       827         854         1,035
                                            ------    ------    ------      ------       -------
Total.....................................  $5,263    $4,906    $7,551      $5,050       $13,375
                                            ======    ======    ======      ======       =======

                                                         DECEMBER 31,
                                                      -------------------
                                                       1998        1999        SEPTEMBER 30, 2000
                                                      ------      -------      ------------------
                                                                                  (UNAUDITED)
IDENTIFIABLE ASSETS
United States...................................      $5,576      $ 9,398           $38,004
Taiwan..........................................       2,531        2,744             6,360
                                                      ------      -------           -------
Total...........................................      $8,107      $12,142           $44,364
                                                      ======      =======           =======

10. COMMITMENTS AND CONTINGENCIES (UNAUDITED)

       From time to time, the Company is involved in litigation in the normal course of business. Management believes that the outcome of matters to date will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

       The Company leases certain office space under long-term operating leases expiring at various dates through December 2004. Total rental expenses under these operating leases were approximately $417,000 for the nine months ended September 30, 2000.

       Total future minimum lease payments under operating leases as of September 30, 2000, for the years ending December 31, are summarized below (in thousands):

2001................................  $  990
2002................................     923
2003................................     917
2004................................     494
                                      ------
Total...............................  $3,324
                                      ------

                              [INSIDE BACK COVER]


The diagram depicts the relationship between the various segments of a communications network, including long-haul (long distance connection between cities), metropolitan (connections within cities) and last mile access networks (connections to businesses and homes).

Underneath the diagram are four product photographs. The top left photograph depicts a coupler module and the text "OPIS(TM) Products" and "OPIS(TM) Distribution" appears to the right. The bottom left photograph depicts an amplifier filter and the text "Optical Amplifier Products" and "Amplifier Component" appears to the right. The top right photograph depicts a DWDM module and the text "Wavelength Management Products", "DWDM for Long Haul", "DWDM for Metro" and "Add/Drop for Metro/Local Access" appears to the right. The bottom right photograph depicts an attenuator and the text "Advanced Optical Devices" and "Variable Optical Attenuators" appears to the right.

Our company name appears beneath the four photographs. Beneath our company name appears the phrase "THE ART AND SCIENCE OF FIBER OPTICS".

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                4,500,000 SHARES



                      ALLIANCE FIBER OPTIC PRODUCTS, INC.


                      [ALLIANCE FIBER OPTIC PRODUCTS LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                              MERRILL LYNCH & CO.

                           U.S. BANCORP PIPER JAFFRAY

                                 WIT SOUNDVIEW

                                    SG COWEN

                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                [ALTERNATE PAGE]

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION,


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 1, 2000


PROSPECTUS

                                4,500,000 SHARES



                      ALLIANCE FIBER OPTIC PRODUCTS, INC.


                      [ALLIANCE FIBER OPTIC PRODUCTS LOGO]
                                  COMMON STOCK
                             ----------------------


       This is Alliance Fiber Optic Products' initial public offering. Alliance Fiber Optic Products is selling all of the shares. The international managers are offering 450,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 4,050,000 shares in the U.S. and Canada.


       We expect the public offering price to be between $11.00 and $13.00 per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "AFOP."

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................      $                    $
Underwriting discount.......................................      $                    $
Proceeds, before expenses, to Alliance Fiber Optic
  Products..................................................      $                    $


       The international managers may also purchase up to an additional 67,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 607,500 shares.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about             , 2000.
                             ----------------------

MERRILL LYNCH INTERNATIONAL
                       U.S. BANCORP PIPER JAFFRAY
                                            WIT SOUNDVIEW
                                                            SG COWEN
                             ----------------------

               The date of this prospectus is             , 2000.

                                                                [ALTERNATE PAGE]

                                  UNDERWRITING

GENERAL


       We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, U.S. Bancorp Piper Jaffray Inc., Wit SoundView Corporation and SG Securities (HK) Limited, are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement between us and the international managers, and concurrently with the sale of 4,050,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite its name below.



                                                               NUMBER
                                                              OF SHARES
                   INTERNATIONAL MANAGERS                     ---------
Merrill Lynch International.................................
U.S. Bancorp Piper Jaffray Inc. ............................
Wit SoundView Corporation...................................
SG Securities (HK) Limited..................................
                                                               -------
             Total..........................................   450,000
                                                               =======



       We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Wit SoundView Corporation and SG Cowen Securities Corporation are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 450,000 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 4,050,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.


       The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

       We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The lead managers have advised us that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a
concession not in excess of $     per share. The international managers may
allow, and the dealers may reallow, a discount not in excess of $     per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

                                                                [ALTERNATE PAGE]

       The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.


                                           PER SHARE    WITHOUT OPTION    WITH OPTION
                                           ---------    --------------    -----------
Public offering price....................   $               $               $
Underwriting discount....................   $               $               $
Proceeds, before expenses, to Alliance
  Fiber Optic Products...................   $               $               $


       The expenses of the offering, not including the underwriting discount,
are estimated at $          and are payable by us.


OVER-ALLOTMENT OPTION



       We have granted an option to the international managers to purchase up to 67,500 additional shares at the public offering price less the underwriting discount. The international managers may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.



       We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 607,500 additional shares to cover any over-allotments on terms similar to those granted to the international managers.


INTERSYNDICATE AGREEMENT

       The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES


       At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8.5% of the shares offered by this prospectus for sale to some of our business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

       We and our executive officers and directors and all existing stockholders and option holders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this

                                                                [ALTERNATE PAGE]

prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "AFOP."

       Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the U.S. representatives and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

       - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

       - our financial information,

       - the history of, and the prospects for, our company and the industry in which we compete,

       - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

       - the present state of our development, and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

       The underwriters do not expect to sell more than 5% of the shares being offered in this offering to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

       Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       In connection with the offering, the underwriters may make short sales of the common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not

                                                                [ALTERNATE PAGE]

greater than the over-allotment options. The U.S. representatives may close out any covered short position by either exercising the overallotment options or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the U.S. representatives will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The U.S. representatives must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the U.S. representatives are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

       Similar to other purchase transactions, the purchases by the U.S. representatives to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than it would otherwise be in the absence of these transactions.

       The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the U.S. representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

       Each international manager has agreed that

       - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

       - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

       - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

       No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

       Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

                                                                [ALTERNATE PAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                4,500,000 SHARES



                      ALLIANCE FIBER OPTIC PRODUCTS, INC.



                      [ALLIANCE FIBER OPTIC PRODUCTS LOGO]


                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                          MERRILL LYNCH INTERNATIONAL

                           U.S. BANCORP PIPER JAFFRAY

                                 WIT SOUNDVIEW

                                    SG COWEN

                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $   24,668
National Association of Securities Dealers, Inc. filing
  fee.......................................................       9,125
Nasdaq National Market listing fee..........................      95,000
Blue Sky fees and expenses..................................      10,000
Accounting fees and expenses................................     275,000
Legal fees and expenses.....................................     550,000
Printing and engraving expenses.............................     220,000
Registrar and Transfer Agent's fees.........................      20,000
Miscellaneous fees and expenses.............................      46,207
                                                              ----------
          Total.............................................  $1,250,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VIII of the Registrant's Restated Certificate of Incorporation (Exhibit 3(i).3 hereto) and Article 5 of the Registrant's Bylaws (Exhibit 3(ii).3 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

       The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, our directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


       (a) On various dates between August 1997 and September 2000, the Registrant issued 3,406,667 shares of its common stock to 17 employees, consultants and directors pursuant to the exercise of options granted under its 1997 Stock Plan. The exercise prices per share ranged from $.005 to $2.00, for an aggregate consideration of $2,014,583. The sales of these securities were considered to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701.



       (b) In January 1998, the Registrant issued 2,100,000 shares of Series A convertible preferred stock at $1.56 per share for aggregate consideration of $3,276,000 and a warrant to purchase 800,000 shares of common stock at a purchase price of $0.05 per share to Transpac Nominees PTE, Ltd. The warrant was exercised on May 27, 1999 for aggregate consideration of $40,000. The sale of these securities was considered exempt from registration under the Securities Act in reliance of
Section 4(2) of the Securities Act or Regulation D promulgated thereunder.


       (c) In January 2000, the Registrant issued 2,000,000 shares of Series B convertible preferred stock at $2.00 per share for aggregate consideration of $4,000,000 to nine accredited investors, including our affiliates, CPY California, CPY International, CPY USA I, CPY USA II and Foxconn Holding Limited. The sale of these securities was considered exempt from registration under the Securities Act in reliance of Section 4(2) of the Securities Act or Regulation D promulgated thereunder.



       (d) In July and August 2000, the Registrant issued 5,000,000 shares of Series C convertible preferred stock at $5.50 per share for aggregate consideration of $27,500,000 to 28 accredited investors, including certain of our directors and executive officers. The sale of these securities was considered exempt from registration under the Securities Act in reliance of
Section 4(2) of the Securities Act or Regulation D promulgated thereunder.


       The recipients of the securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through relationships with the registrant, to information about the registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a) Exhibits


 EXHIBIT
 NUMBER                                EXHIBIT
 -------                               -------
    1.1**    Form of U.S. Purchase Agreement.
    1.2      Form of International Purchase Agreement.
 3(i).1      Reserved.
 3(i).2**    Amended and Restated Certificate of Incorporation of the
             Registrant.
 3(i).3**    Form of Amended and Restated Certificate of Incorporation of
             the Registrant to be effective upon the Closing of the
             offering to which this Registration Statement relates.
3(ii).1      Reserved.
3(ii).2**    Restated Bylaws of the Registrant.
3(ii).3**    Restated Bylaws of the Registrant to be effective upon the closing of the offering to which this Registration relates.
    4.1**    Specimen Common Stock Certificate.
    4.2**    Amended and Restated Rights Agreement dated as of August 31,
             2000.
    5.1**    Opinion of Pillsbury Madison & Sutro LLP.
   10.1**    1997 Stock Plan and form of agreements thereunder.
   10.2**    Form of Indemnification Agreement between the Registrant and its officers and directors.
   10.3**    Lease Agreement dated April 6, 1999 by and between North
             Pastoria Partners and the Registrant.
   10.4**    Lease dated June 26, 2000 by and between Renault & Handley
             Employees Investment Co. and the Registrant.
   10.5      Alliance Fiber Optic Products, Inc. 2000 Stock Incentive
             Plan.
   10.6      Alliance Fiber Optic Products, Inc. 2000 Employee Stock
             Purchase Plan.
   10.7**    Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated May 2, 2000 between Peter C. Chang
             and the Registrant.
   10.8**    Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated June 15, 2000 between R. David
             Dicioccio and the Registrant.
   10.9**    Form of Full Recourse Promissory Note.
   10.10     Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated July 25, 2000 between John M. Harland and the Registrant.
   21.1**    Subsidiaries of the Registrant.

 EXHIBIT
 NUMBER                                EXHIBIT
 -------                               -------
   23.1      Consent of PricewaterhouseCoopers LLP.
   23.2**    Consent of Pillsbury Madison & Sutro LLP (included in
             Exhibit 5.1).
   24.1**    Power of Attorney.
   24.2      Power of Attorney.
   27.1      Financial Data Schedule.


------------

** Previously filed


       (b) Financial Statement Schedules

       Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

                (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 31st day of October, 2000.


                                        ALLIANCE FIBER OPTIC PRODUCTS, INC.

                                        By        /s/ PETER C. CHANG
                                          --------------------------------------
                                                      Peter C. Chang
                                          President and Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                        NAME                                       TITLE                     DATE
                        ----                                       -----                     ----
                 /s/ PETER C. CHANG                    President and Chief Executive   October 31, 2000
     ------------------------------------------         Officer (Principal Executive
                   Peter C. Chang                          Officer) and Chairman

                /s/ JOHN M. HARLAND*                      Chief Financial Officer      October 31, 2000
     ------------------------------------------           (Principal Financial and
                   John M. Harland                          Accounting Officer)

               /s/ R. DAVID DICIOCCIO*                            Director             October 31, 2000
     ------------------------------------------
                 R. David Dicioccio

                  /s/ PETER MORRIS*                               Director             October 31, 2000
     ------------------------------------------
                    Peter Morris

                 /s/ GWONG-YIH LEE*                               Director             October 31, 2000
     ------------------------------------------
                    Gwong-Yih Lee

                  /s/ MICHAEL TUNG*                               Director             October 31, 2000
     ------------------------------------------
                    Michael Tung

                   /s/ JAMES YEH*                                 Director             October 31, 2000
     ------------------------------------------
                      James Yeh

               *By: /s/ PETER C. CHANG
-----------------------------------------------------
                   Peter C. Chang
                  Attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                EXHIBIT
 -------                               -------
    1.1**    Form of U.S. Purchase Agreement.
     1.2     Form of International Purchase Agreement.
  3(i).1     Reserved.
 3(i).2**    Amended and Restated Certificate of Incorporation of the
             Registrant.
 3(i).3**    Form of Amended and Restated Certificate of Incorporation of
             the Registrant to be effective upon the Closing of the
             offering to which this Registration Statement relates.
 3(ii).1     Reserved.
3(ii).2**    Bylaws of the Registrant.
3(ii).3**    Restated Bylaws of the Registrant to be effective upon the closing of the offering to which this Registration relates.
    4.1**    Specimen Common Stock Certificate.
    4.2**    Amended and Restated Rights Agreement dated as of August 31,
             2000.
    5.1**    Opinion of Pillsbury Madison & Sutro LLP.
   10.1**    1997 Stock Plan and form of agreements thereunder.
   10.2**    Form of Indemnification Agreement between the Registrant and its officers and directors.
   10.3**    Lease Agreement dated April 6, 1999 by and between North
             Pastoria Partners and the Registrant.
   10.4**    Lease dated June 26, 2000 by and between Renault & Handley
             Employees Investment Co. and the Registrant.
    10.5     Alliance Fiber Optic Products, Inc. 2000 Stock Incentive
             Plan.
    10.6     Alliance Fiber Optic Products, Inc. 2000 Employee Stock
             Purchase Plan.
   10.7**    Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated May 2, 2000 between Peter C. Chang
             and the Registrant.
   10.8**    Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated June 15, 2000 between R. David
             Dicioccio and the Registrant.
   10.9**    Form of Full Recourse Promissory Note.
    10.10    Alliance Fiber Optics Product, Inc. 1997 Stock Plan Stock
             Option Agreement dated July 25, 2000 between John M. Harland and the Registrant.
   21.1**    Subsidiaries of the Registrant.
    23.1     Consent of PricewaterhouseCoopers LLP.
   23.2**    Consent of Pillsbury Madison & Sutro LLP (included in
             Exhibit 5.1).
   24.1**    Power of Attorney.
    24.2     Power of Attorney.
    27.1     Financial Data Schedule.


------------

** Previously filed